UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ENERNOC, INC.

(Name of Subject Company)

ENERNOC, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

292764107

(CUSIP Number of Class of Securities)

Timothy Healy

Chief Executive Officer

One Marina Park Drive, Suite 400

Boston, Massachusetts 02210

(617) 224-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Miguel J. Vega, Esq.

Barbara L. Borden, Esq.

Cooley LLP

500 Boylston Street

14th Floor

Boston, MA 02116

(617) 937-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is EnerNOC, Inc., a Delaware corporation (“EnerNOC”). The address of the principal executive offices of EnerNOC is One Marina Park Drive, Boston, Massachusetts, 02210 and its telephone number is (617) 224-9900. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “EnerNOC” refer to EnerNOC, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of EnerNOC, par value $0.001 per share (the “Common Stock”). As of June 30, 2017, there were (i) 31,383,107 shares of Common Stock issued and outstanding (including 1,534,817 shares of restricted and unvested common stock (“RSAs”)), (ii) 123,002 options to purchase shares of Common Stock (the “Company Options”) outstanding, (iii) 1,272,771 restricted stock unit awards (the “RSUs”) outstanding, (iv) no shares of Common Stock subject to outstanding purchase rights under EnerNOC’s 2016 Employee Stock Purchase Plan, as amended and (vi) 6,378,674 shares of Common Stock subject to issuance on conversion of convertible senior notes issued and outstanding pursuant to the Indenture dated as of August 18, 2014 by and between EnerNOC and Wells Fargo Bank, National Association, as trustee (the “Convertible Notes”).

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of EnerNOC, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. EnerNOC’s website is www.enernoc.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Pine Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Enel Green Power North America, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock (the “Shares”) at a purchase price of $7.67 per Share (the “Offer Price”), in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on July 10, 2017 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 21, 2017 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser, EnerNOC and solely with respect to a guarantee of certain obligations of Parent and Purchaser, Enel S.p.A. (“Enel”). The Merger Agreement provides, among other things, that, following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into EnerNOC (the “Merger”), the separate existence of Purchaser will cease and EnerNOC will continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of EnerNOC stockholders. As a result of the Merger, each Share not purchased in the Offer (other than Shares (i) held by EnerNOC or any wholly-owned subsidiary of EnerNOC (or held in our treasury), (ii) held by Parent, Purchaser or any wholly-owned subsidiary of Parent or Purchaser or (iii) held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive, without interest thereon and less any required withholding taxes, the Offer Price payable to the holder thereof (the “Merger Consideration”). Upon the effective time of the Merger (the “Effective Time”), EnerNOC will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Merger Agreement also provides that immediately prior, but subject to Purchaser accepting for payment the Shares tendered pursuant to the Offer (the “Offer Acceptance Time”), each Company Option that is outstanding and unexercised as of immediately prior to the Offer Acceptance Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or EnerNOC, each Company Option that is then outstanding and unexercised, whether vested or unvested, will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such fully vested Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option, which amount will be paid in accordance with Section 2.8(f) of the Merger Agreement. No holder of a Company Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such canceled Company Option before or after the Effective Time.

In addition, the Merger Agreement provides that as of the Effective Time, each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive cash in an amount in cash equal to the product of (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time, without regard to vesting, multiplied by (ii) the Merger Consideration, which amount will be paid in accordance with Section 2.8(f) of the Merger Agreement.

With respect to each RSA, the Merger Agreement provides that the vesting of each such RSA that is outstanding as of immediately prior to the Effective Time will accelerate such that our right of forfeiture or repurchase, as applicable, will lapse in full effective immediately prior to, and contingent upon, the Effective Time. Each RSA will be treated as an outstanding Share for purposes of the Merger Agreement, including for purposes of tendering pursuant to the Offer.

The initial expiration date of the Offer is at one minute following 11:59 p.m., Eastern Time, on August 4, 2017, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

According to the Offer to Purchase, the principal office address of each of Parent and Purchaser is 100 Brickstone Square, Ste 300, Andover, Massachusetts 01810. The telephone number at the principal office is (978) 296-6822.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) EnerNOC or any of our affiliates, on the one hand and (ii)(x) any of our executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

(a) Arrangements between EnerNOC and its Executive Officers, Directors and Affiliates.

In considering the recommendation of our Board of Directors to tender Shares in the Offer, stockholders should be aware that our executive officers, members of our Board of Directors and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the full vesting acceleration of the outstanding and unexercised Company Options, with such vesting acceleration effective as of immediately prior to, and contingent upon, the Offer Acceptance Time, and the cancellation of all such Company Options that remain outstanding and unexercised as of the Effective Time and conversion of such Company Options into the right to receive a cash payment equal to the product obtained by multiplying (i) the total number of Shares subject to such fully vested Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option;

•	the cancellation of all RSUs outstanding as of the Effective Time and conversion of such RSUs, whether vested or unvested, into the right to receive a cash payment equal to the product obtained by multiplying (i) the total number of Shares issuable in settlement of such RSUs immediately prior to the Effective Time, without regard to vesting, multiplied by (ii) the Merger Consideration;

•	the full acceleration of vesting and lapse of rights of forfeiture and repurchase rights with respect to outstanding RSAs, with such acceleration of vesting and lapse of rights of forfeiture and repurchase effective as of immediately prior to and contingent upon the Effective Time, and the treatment of all such RSAs as outstanding Shares for purposes of the Merger Agreement, including for purposes of tendering pursuant to the Offer;

•	the receipt of payments and benefits by certain executive officers under individual employment and severance agreements upon certain types of terminations of employment; and

•	the entitlement to indemnification benefits in favor of directors and officers of EnerNOC.

For further information with respect to the arrangements between EnerNOC and our executive officers, directors and affiliates described in this Item 3, as well as other arrangements between EnerNOC and our executive officers, directors, and affiliates, please see the Annual Report on Form 10-K filed by EnerNOC on March 13, 2017, as amended by Amendment No. 1 to the Annual Report on Form 10-K filed by EnerNOC on May 1, 2017, including the information under the heading “Executive Compensation” and the Current Report on Form 8-K filed by EnerNOC on June 23, 2017, including the information under the heading “Agreement and Plan of Merger.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of EnerNOC who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of EnerNOC. As of June 30, 2017, the executive officers and directors of EnerNOC beneficially owned, in the aggregate, 3,314,580 Shares (which, for clarity, includes RSAs but excludes shares of capital stock of EnerNOC issuable upon the exercise of Company Options or the settlement of RSUs, unless such Company Options or RSUs are exercisable or issuable within 60 days of June 30, 2017).

The following table sets forth (i) the number of Shares beneficially owned as of June 30, 2017 by each of our executive officers and directors (which, for clarity, includes RSAs but excludes shares of capital stock of EnerNOC issuable upon the exercise of Company Options or the settlement of RSUs, unless such Company Options or RSUs are exercisable or issuable within 60 days of June 30, 2017) and (ii) the aggregate cash consideration that would be payable for such Shares, subject to any applicable withholding taxes or other taxes.

Name	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Executive Officers
Timothy Healy, Chief Executive Officer and Director	1,258,824	$9,655,180
David Brewster, President and Director	1,525,110	$11,697,594
William Sorenson, Chief Financial Officer	—	—
Micah Remley, Senior Vice President & General Manager of Software	123,097	$895,580
Directors
Kirk Arnold, Director	51,562	$395,481
James Baum, Director	55,863	$428,469
Arthur Coviello, Director	163,092	$1,204,896
TJ Glauthier, Director	89,970	$572,788
Gary Haroian, Director	47,062	$360,966
All of our current directors and executive officers as a group (9 persons)	3,314,580	$25,210,953

Outstanding Company Options, RSUs and RSAs Held by Directors and Executive Officers

Pursuant to the Merger Agreement, each Company Option that is outstanding and unexercised as of immediately prior to the Offer Acceptance Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or EnerNOC, each Company Option that is then outstanding and unexercised will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such fully vested Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option. No holder of a Company Option that has an exercise price per Share that is equal to or greater than the Merger Consideration will be entitled to any payment with respect to such cancelled Company Option before or after the Effective Time.

Pursuant to the Merger Agreement, each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive cash in an amount in cash equal to the product of (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration.

Pursuant to the Merger Agreement, each RSA that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested such that our right of forfeiture or repurchase, as applicable, will lapse in full effective immediately prior to, and contingent upon, the Effective Time. Each RSA will be treated as an outstanding Share for purposes of the Merger Agreement, including for purposes of tendering pursuant to the Offer.

Since May 11, 2017 (the period commencing 60 days prior to the filing of this Schedule 14D-9), (i) none of our executive officers or directors have exercised their Company Options, (ii) except for 37,988 Shares underlying RSAs and 83,393 RSUs that have vested pursuant to their original vesting terms, no Shares underlying RSUs or RSAs held by such executive officers or directors have vested and (iii) except for 1,635 Shares donated to a non-profit entity by Mr. Healy and 17,415 Shares withheld in order to satisfy certain executive officers’ tax withholding obligations in connection with the vesting of equity awards, none of our executive officers or directors have disposed of Shares received upon exercise of Company Options or vesting of RSUs or RSAs. Our executive officers and directors may exercise their Company Options prior to the Offer Acceptance Time to the extent such Company Options are vested in accordance with their terms, including any Company Options that accelerate vesting effective immediately prior to the Offer Acceptance Time to the extent EnerNOC establishes procedures that will permit contingent exercises of such options, and RSAs and RSUs held by our executive officers and directors may vest prior to the Effective Time pursuant to their original vesting terms.

The table below sets forth, for each of our executive officers and directors holding RSUs as of June 30, 2017, (i) the aggregate number of Shares subject to such RSUs; and (ii) the value of cash amounts payable in respect of such RSUs on a pre-tax basis at the Effective Time, calculated by multiplying the Merger Consideration by the number of Shares issuable in settlement of such RSUs. None of our executive officers or directors hold Company Options with exercise prices below the Offer Price.

Name	Number of Shares Underlying Restricted Stock Units	Cash Consideration Payable in Respect of Restricted Stock Units
Executive Officers
Timothy Healy	479,000	$3,673,930
David Brewster	223,000	$1,710,410
William Sorenson	265,000	$2,032,550
Micah Remley	178,750	$1,371,013
Directors
Kirk Arnold	22,250	$170,658
James Baum	22,250	$170,658
Arthur Coviello	—	—
TJ Glauthier	22,250	$170,658
Gary Haroian	22,250	$170,658
All of our current directors and executive officers as a group (9 persons)	1,234,750	$9,470,535

The table below sets forth information regarding RSAs held by each of our executive officers and directors as of June 30, 2017, including (i) the aggregate number of Shares subject to such RSAs and (ii) the value of cash amounts payable in respect of such RSAs, calculated by multiplying the Merger Consideration by the number of Shares subject to such RSAs as of the Offer Acceptance Time. All shares underlying RSAs described below are unvested as of June 30, 2017.

Name	Number of Shares of Company Restricted Stock Held	Cash Consideration Payable in Respect of Company Restricted Stock
Executive Officers
Timothy Healy.	98,817	$757,926
David Brewster	59,358	$455,276
William Sorenson.	—	—
Micah Remley	24,375	$186,956
Directors
Kirk Arnold	2,832	$21,721
James Baum	—	—
Arthur Coviello	—	—
TJ Glauthier	—	—
Gary Haroian	10,336	$79,277
All of our current directors and executive officers as a group (9 persons)	195,718	$1,501,156

Employment Arrangements

Each of our executive officers is entitled to certain severance and change of control benefits pursuant to his employment or severance agreement, as the case may be, the terms of which are described below. The Transactions will constitute a change of control under these agreements. However, pursuant to the Merger Agreement, the vesting of all of the Company’s outstanding unvested equity awards will be accelerated in connection with the Offer and the Merger, and any provisions in the agreements below related to the acceleration of the vesting of equity awards in connection with a change of control will be superseded by the provisions of the Merger Agreement.

Timothy Healy

We entered into a second amended and restated employment agreement with Mr. Healy in March 2010 (as amended, the “Healy agreement”), setting forth the terms of his employment as our Chief Executive Officer, including his initial annual base salary and annual performance target bonus. Pursuant to the Healy agreement, if Mr. Healy’s employment is terminated, he is entitled to payment of his accrued but unpaid base salary and reimbursement of any expenses he properly incurred on behalf of us prior to termination. Also pursuant to the Healy agreement, if Mr. Healy’s employment is terminated by us without cause or by Mr. Healy for good reason, we are required to pay him over 20 months an amount equal to 1.66 times the amount of his annual base salary and his annual performance-based target bonus amount in effect on the date of such termination in equal monthly installments. Upon such a termination, and for a period of 20 months following the termination date, we are also required to maintain, on the same terms, any benefits that Mr. Healy was receiving from us as of the termination date. If it is not permissible for us to continue coverage of Mr. Healy under any insurance plans, we are required to pay Mr. Healy such amount, net of state and federal income taxes, as will be sufficient for him to obtain such insurance coverage on an individual basis. In addition, pursuant to the Healy agreement, in the event of a change of control in which we are valued at $75 million or greater, 100% of Mr. Healy’s unvested equity awards shall become immediately vested and exercisable.

Under the Healy agreement, good reason means: (i) a substantial reduction in Mr. Healy’s then current base salary, without his consent, or (ii) material and continuing diminution of Mr. Healy’s title, responsibilities, duties and authority in our operation and management as compared to such title, responsibilities, duties and authority on the effective date of the Healy agreement, without his consent. Under the Healy agreement, cause means: (i) willful failure to perform, or gross negligence in the performance of, Mr. Healy’s duties for us or any of our affiliates, after written notice and an opportunity to cure; (ii) knowing and material breach by Mr. Healy of any obligation to us or any of our affiliates with respect to confidential information, non-competition, non-solicitation or the like; (iii) Mr. Healy’s breach of fiduciary duty, fraud, embezzlement or other material dishonesty with respect to us or any of our affiliates; or (iv) Mr. Healy’s conviction of, or plea of nolo contendere to, a felony, other than felonies vehicular in nature, or any other crime involving moral turpitude.

Under the Healy agreement, a change of control means (i) the sale of all or substantially all of our assets or issued and outstanding capital stock; or (ii) our merger or consolidation in which our stockholders immediately before such merger or consolidation do not own immediately after such merger or consolidation capital stock or other equity interests of the surviving corporation or entity representing more than 50% in voting power of capital stock or other equity interest of such surviving corporation or entity outstanding immediately after such merger or consolidation.

David Brewster

We entered into a second amended and restated employment agreement with Mr. Brewster in March 2010 (the “Brewster agreement”), setting forth the terms of his employment as our President, including his initial annual base salary and annual performance target bonus. Pursuant to the Brewster agreement, if Mr. Brewster’s employment is terminated, he is entitled to payment of his accrued but unpaid base salary and reimbursement of any expenses he properly incurred on behalf of us prior to termination. Also pursuant to the Brewster agreement, if Mr. Brewster’s employment is terminated by us without cause or by Mr. Brewster for good reason, we are required to pay him over 20 months an amount equal to 1.66 times the amount of his annual base salary and his annual performance-based target bonus amount in effect on the date of such termination in equal monthly installments. Upon such a termination, and for a period of 20 months following the termination date, we are also required to maintain, on the same terms, any benefits that Mr. Brewster was receiving from us as of the termination date. If it is not permissible for us to continue coverage of Mr. Brewster under any insurance plans, we are required to pay Mr. Brewster such amount, net of state and federal income taxes, as will be sufficient for him to obtain such insurance coverage on an individual basis. Pursuant to the Brewster agreement, in the event of a change of control in which we are valued at $75 million or greater, 100% of Mr. Brewster’s unvested equity awards shall become immediately vested and exercisable.

Under the Brewster agreement, good reason means: (i) a substantial reduction in Mr. Brewster’s then current base salary, without his consent, or (ii) material and continuing diminution of Mr. Brewster’s title, responsibilities, duties and authority in our operation and management as compared to such title, responsibilities, duties and authority on the effective date of the Brewster agreement, without his consent. Under the Brewster agreement, cause means: (i) willful failure to perform, or gross negligence in the performance of, Mr. Brewster’s duties for us or any of our affiliates, after written notice and an opportunity to cure; (ii) knowing and material breach by Mr. Brewster of any obligation to us or any of our affiliates with respect to confidential information, non-competition, non-solicitation or the like; (iii) Mr. Brewster’s breach of fiduciary duty, fraud, embezzlement or other material dishonesty with respect to us or any of our affiliates; or (iv) Mr. Brewster’s conviction of, or plea of nolo contendere to, a felony, other than felonies vehicular in nature, or any other crime involving moral turpitude.

Under the Brewster agreement, a change of control means (i) the sale of all or substantially all of our assets or issued and outstanding capital stock; or (ii) our merger or consolidation in which our stockholders immediately before such merger or consolidation do not own immediately after such merger or consolidation capital stock or other equity interests of the surviving corporation or entity representing more than 50% in voting power of capital stock or other equity interest of such surviving corporation or entity outstanding immediately after such merger or consolidation.

William Sorenson

We entered into a severance agreement with Mr. Sorenson in June 2016 (the “Sorenson agreement”). Pursuant to the Sorenson agreement, if Mr. Sorenson’s employment is terminated by us without cause or by Mr. Sorenson for good reason, we are required to pay him in nine equal monthly installments an amount equal to 75% of his then-current annual base salary and his annual performance-based target bonus in effect on the date of termination, as well as all accrued but unpaid base salary and reasonable and necessary expenses incurred on behalf of us prior to the termination date. Upon such a termination, and for a period of nine months following the termination date, we will also, in our sole discretion, either (i) pay on Mr. Sorenson’s behalf on a monthly basis a portion of the total amount of premiums (equal to the monthly Company-paid portion of such premiums as in effect on the date of termination) required to continue his coverage under our health, dental and vision insurance plans, or (ii) pay Mr. Sorenson an amount equal to the monthly Company-paid portion of his premiums under our health, dental and vision insurance plans. In the event of a change of control in which we are valued at $75 million or greater, the vesting of 50% of all unvested equity awards granted to Mr. Sorenson will accelerate in reverse chronological order starting with the last vesting event. If Mr. Sorenson’s employment is terminated by us without cause or by Mr. Sorenson for good reason following a change of control, the number of equity awards equal to 100% of the unvested equity awards granted to Mr. Sorenson shall become immediately vested and exercisable.

Under the Sorenson agreement, good reason includes (i) a material reduction in Mr. Sorenson’s then current base salary, (ii) material and continuing diminution of Mr. Sorenson’s responsibilities, duties or authority in the operation and management as compared to such responsibilities, duties or authority on the effective date of the

Sorenson agreement, or (iii) relocation of Mr. Sorenson’s principal place of employment 20 miles or more outside of downtown Boston, MA; provided, however, that, such termination by Mr. Sorenson shall only be deemed for good reason if (i) we are given written notice from Mr. Sorenson within sixty (60) days following the first occurrence of the condition that Mr. Sorenson considers to constitute good reason describing the condition and we fail to satisfactorily remedy such condition within thirty (30) days following our receipt of such written notice, and (ii) Mr. Sorenson terminates employment within thirty (30) days following the end of the period within which we were entitled to remedy the condition constituting good reason, but failed to do so. Under the Sorenson agreement cause includes: (i) a willful failure to perform, or gross negligence in the performance of, Mr. Sorenson’s duties for us or any of our affiliates; (ii) a knowing and material breach by Mr. Sorenson of any obligation to us or any of our affiliates with respect to confidential information, non-competition, non-solicitation or the like; (iii) Mr. Sorenson’s breach of fiduciary duty, fraud, embezzlement or other material dishonesty with respect to us or any of our affiliates; or (iv) Mr. Sorenson’s conviction of, or plea of nolo contendere to, a felony or any other crime involving moral turpitude.

Under the Sorenson agreement, change of control includes (i) the sale of all or substantially all of our assets or our issued and outstanding capital stock; or (ii) merger or consolidation involving us in which our stockholders immediately before such merger or consolidation do not own immediately after such merger or consolidation capital stock or other equity interests of the surviving corporation or entity representing more than 50% in voting power of capital stock or other equity interest of such surviving corporation or entity outstanding immediately after such merger or consolidation.

Micah Remley

We entered into an offer letter agreement with Mr. Remley in November 2011 (as amended, the “Remley agreement”), setting forth the terms of his employment as our Senior Vice President & General Manager of Software, including his initial annual base salary, annual performance target bonus and equity grants. Pursuant to the Remley agreement, if Mr. Remley’s employment is terminated by us without cause or by Mr. Remley for good reason, we are required to pay him in six equal monthly installments an amount equal to 50% of his then-current annual base salary and his annual performance-based target bonus in effect on the date of termination, as well as all accrued but unpaid base salary and reasonable and necessary expenses incurred on behalf of us prior to the termination date. Upon such a termination, and for a period of six months following the termination date, we will also, in our sole discretion, either (i) pay on Mr. Remley’s behalf on a monthly basis a portion of the total amount of premiums (equal to the monthly Company-paid portion of such premiums as in effect on the date of termination) required to continue his coverage under our health, dental and vision insurance plans, or (ii) pay Mr. Remley an amount equal to the monthly Company-paid portion of his premiums under our health, dental and vision insurance plans. In the event of a change of control in which we are valued at $75 million or greater, the vesting of 50% of all unvested equity awards granted to Mr. Remley will accelerate in reverse chronological order starting with the last vesting event. If Mr. Remley’s employment is terminated by us without cause or by Mr. Remley for good reason following a change of control, the number of equity awards equal to 100% of the unvested equity awards granted to Mr. Remley shall become immediately vested and exercisable.

Under the Remley agreement, good reason includes (i) a substantial reduction in Mr. Remley’s then current base salary, without Mr. Remley’s consent; or (ii) material and continuing diminution of Mr. Remley’s title, responsibilities, duties and authority in our operation and management as compared to such title, responsibilities, duties and authority on the effective date of the Remley agreement without Mr. Remley’s consent. Under the Remley agreement, cause includes: (i) willful failure to perform, or gross negligence in the performance of, Mr. Remley’s duties for us or any of our affiliates, after written notice and an opportunity to cure; (ii) knowing and material breach by Mr. Remley of any obligation to us or any of our affiliates with respect to confidential information, non-competition, non-solicitation or the like; (iii) Mr. Remley’s breach of fiduciary duty, fraud, embezzlement or other material dishonesty with respect to us or any of our affiliates; or (iv) Mr. Remley’s conviction of, or plea of nolo contendere to, a felony, other than felonies vehicular in nature, or any other crime involving moral turpitude.

Under the Remley agreement, change of control includes (i) the sale of all or substantially all of our assets or our issued and outstanding capital stock; or (ii) merger or consolidation involving us in which our stockholders immediately before such merger or consolidation do not own immediately after such merger or consolidation capital stock or other equity interests of the surviving corporation or entity representing more than 50% in voting power of capital stock or other equity interest of such surviving corporation or entity outstanding immediately after such merger or consolidation.

Golden Parachute Compensation

Golden Parachute Compensation Table

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the employment of each named executive officer will be terminated at the Effective Time in a manner entitling the named executive officer to receive severance payments and benefits under their respective employment agreement and/or severance agreement; (2) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of June 30, 2017; (3) no named executive officer receives any additional equity grants or exercises any Company Options on or prior to the Effective Time; and (4) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between EnerNOC and its Executive Officers, Directors and Affiliates” above. The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or any amounts associated with equity awards that vested, pursuant to their terms, on or prior to June 30, 2017; or the value of payments or benefits that are not based on or otherwise related to the Transactions. In the footnotes to the table below, we refer to payments that are conditioned only upon the occurrence of the Transactions as being payable on a “single-trigger” basis.

Name (1)	Cash ($) (2)	Equity ($)(3)	Perquisites/Benefits ($)(4)	Total ($)
Timothy Healy	$1,842,600	$3,969,931	$49,931	$5,862,462
David Brewster	$1,568,700	$1,903,080	$49,931	$3,521,711
William Sorenson	$503,625	$2,032,550	$8,143	$2,544,318
Micah Remley	$260,000	$1,557,969	$9,312	$1,827,281

(1)	Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent Annual Report on Form 10-K. While disclosure was required in that Annual Report with respect to Neil Moses, our former Chief Operating Officer and Chief Financial Officer, and Matthew Cushing, our former Vice President and General Counsel, Messrs. Moses and Cushing resigned from employment with EnerNOC on February 3, 2017 and June 3, 2016, respectively, and neither will receive any compensation that is based on or otherwise relates to the Transactions.
(2)

The amount listed in this column represents the pre-tax value of the severance payments (salary continuation and a bonus payment) which would be paid pursuant to a qualifying termination of employment under each named executive officer’s employment agreement and/or severance agreement. In the case of Messrs. Healy and Brewster, this represents an amount equal to their respective current base salary multiplied by 1.66 plus their respective current performance-based target bonus multiplied by 1.66, paid over a period of twenty months. In the case of Mr. Sorenson, this represents an amount equal to nine months of his current base salary plus 75% of his current performance-based target bonus, paid over a period of nine months. In the case of Mr. Remley, this represents an amount equal to six months of his current base salary plus 50% of his current performance-based target bonus, paid over a period of six months.
(3)	The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Merger Agreement, as a result of the Transactions, on a “single-trigger” basis, to each named executive officer in respect of unvested Company Options, RSUs and RSAs held as of June 30, 2017, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the tables above under “Outstanding Company Options, RSUs and RSAs Held by Directors and Executive Officers”. Such unvested awards are valued based on the Merger Consideration payable in respect of Shares subject to Company Options, RSUs and RSAs on a pre-tax basis at the Effective Time. With respect to the unvested RSUs and RSAs, this amount represents the value of cash amounts payable in respect of such RSUs and RSAs, calculated on a pre-tax basis by multiplying the Merger Consideration by the number of unvested Shares subject to such RSUs and RSAs as of June 30, 2017. None of our executive officers hold Company Options with an exercise price in excess of the Offer Price.
(4)	In the case of Messrs. Healy and Brewster, the amount listed in this column represents the value of the continuation of benefits, including $41,531 for the reimbursement of or payment for health care premiums and $8,400 for the reimbursement of or payment for life insurance premiums, which would be due pursuant to a qualifying termination of employment under their respective employment agreements. In the case of Messrs. Sorenson and Remley, the amount listed in this column represents the value of the reimbursement of or payment for health care premiums which would be due pursuant to a qualifying termination of employment under their respective employment agreement and/or severance agreement.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between EnerNOC and our executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of EnerNOC, on the one hand, and Parent, Purchaser, any of their affiliates or EnerNOC, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of EnerNOC entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

Non-employee members of our Board of Directors receive cash and equity compensation under the terms of our Fourth Amended and Restated Non-Employee Director Compensation Policy (the “Director Compensation Policy”), which is applicable to all of our non-employee directors. The Director Compensation Policy provides that each director who is not an employee or officer will receive the following compensation for service on our Board of Directors:

•	a $50,000 annual retainer for service as a member of our Board of Directors;

•	a $20,000 supplemental annual retainer for service as the chair of the Audit Committee;

•	a $10,000 supplemental annual retainer for non-chair service as a member of the Audit Committee;

•	a $15,000 supplemental annual retainer for service as the chair of the Compensation Committee;

•	a $7,500 supplemental annual retainer for non-chair service as a member of the Compensation Committee;

•	a $10,000 supplemental annual retainer for service as the chair of the Nominating and Governance Committee;

•	a $5,000 supplemental annual retainer for non-chair service as a member of the Nominating and Corporate Governance Committee;

•	a $10,000 supplemental annual retainer for service as the chair of the Technology Committee;

•	a $5,000 supplemental annual retainer for non-chair service as a member of the Technology Committee;

•	a $20,000 supplemental annual retainer for service as the Lead Independent Director;

•	a number of restricted shares of our common stock, restricted stock units and/or a non-qualified stock option to purchase such number of shares of our common stock as determined by the Compensation Committee on the date of his or her initial appointment or election to the board, in accordance with the fair value model, using the average closing price of our common stock as quoted on such exchange or market on which our common stock is listed for the thirty trading days preceding the date of grant; and

•	an annual equity award in the form of a fully vested stock award of our common stock, as determined by the Compensation Committee on the date of grant and/or a fully vested non-qualified stock option to purchase such number of shares of the Company’s common stock as determined by the Compensation Committee on the date of grant, in each case in accordance with the fair value model, using the average closing price of our common stock as quoted on such exchange or market on which our common stock is listed for the thirty trading days preceding the date of grant.

In addition, at a meeting of our Board of Directors held on May 26, 2017, our Board of Directors approved a $20,000 supplemental annual retainer for service as the chair of the Independent Committee and a $10,000 supplemental annual retainer for non-chair service as a member of the Independent Committee.

Each of the option grants, restricted stock unit awards and restricted stock awards described above will be subject to full vesting acceleration effective as of immediately prior to, and contingent upon, the Offer Acceptance Time or the Effective Time, as applicable.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior the Effective Time and rights to advancement of expenses relating thereto existing in favor of any person who is as of the date of the Merger Agreement, or has been at any time in the past, a director or officer of EnerNOC or any of our subsidiaries (the “Indemnified Persons”), as provided in our or our subsidiaries’ organizational documents and as provided in any indemnification agreements between EnerNOC or our subsidiaries and the Indemnified Persons in effect as of the date of the Merger Agreement, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any Indemnified Person.

The Merger Agreement also provides that, from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall maintain in effect a policy of directors’ and officers’ liability insurance that is substantially equivalent to the existing policy maintained by EnerNOC as of the date of the Merger Agreement, for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of EnerNOC (as applicable); provided, that the Surviving Corporation is not required to spend, in any one year, more than 250% of the annual premium currently payable by EnerNOC with respect to the existing policy. Alternatively, at or prior to the Effective Time, Parent or EnerNOC may purchase a six-year “tail” policy for the existing policy effective as of the Effective Time, which shall be deemed to satisfy all obligations to obtain and/or maintain such insurance.

EnerNOC has entered into indemnification agreements (collectively, the “Indemnification Agreements”) with each of our directors and executive officers. The Indemnification Agreements relate to indemnification and expense reimbursement for any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of EnerNOC) to which the director or officer is, was or at any time becomes a party, or is threatened to be made a party, by reason of the fact that the director or officer is, was or at any time becomes a director, officer, employee or agent of EnerNOC, or is or was serving or at any time serves at the request of EnerNOC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (“Proceedings”). Among other things, the Indemnification Agreements require EnerNOC to indemnify the directors and officers party to such agreements against any and all legal expenses (including attorneys’ fees), witness fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with a Proceeding.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is included as Exhibit 10.21 to the Registration Statement on Form S-1 filed by EnerNOC on May 3, 2007 and incorporated herein by reference.

Employee Matters Following Closing

The Merger Agreement provides that during the period beginning at the Effective Time and ending one (1) year following the Effective Time, Parent shall cause the Surviving Corporation or one of its subsidiaries or affiliates to provide each employee who is employed by EnerNOC as of immediately prior to the Effective Time (a “Continuing Employee”) with (i) for Continuing Employees employed with EnerNOC on April 30, 2017, severance benefits no less favorable than the severance benefits available to the employee on such date and (ii) for Continuing Employees hired by EnerNOC after April 30, 2017, severance benefits as in effect immediately prior to the execution of the Merger Agreement. The Merger Agreement provides, further, that Parent will (i) provide to each Continuing Employee service credit for purposes of eligibility to participate, vesting and, for vacation and severance benefits only, benefit accrual purposes in respect of service with EnerNOC prior to the closing of the Merger to the extent such service was credited for such purpose immediately before the closing of the Merger, (ii) cause the Surviving Corporation to continue to honor any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled immediately prior to the Effective Time; and (iii) to waive all limitations under health or welfare benefits plans as to pre-existing conditions, exclusions and waiting periods, to the extent such conditions, exclusions and waiting periods would not apply immediately prior to the Effective Time, and ensure that such health or welfare benefit plans will credit Continuing Employees for service and amounts paid prior to the Effective Time.

Section 16 Matters

The Merger Agreement provides that our Board of Directors will take appropriate action to approve, for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the disposition, and cancellation, or deemed disposition and cancellation, of Shares, equity awards and Convertible Notes in the Transactions by applicable individuals to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The Merger Agreement provides that the Compensation Committee of our Board of Directors will approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act each agreement, arrangement or understanding between the Company and any officers or directors of the Company pursuant to which compensation is paid to such officer, director or employee and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor within Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing matters.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On June 21, 2017, EnerNOC, Parent, Purchaser and Enel entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” and Section 12 — “Purpose of the Offer and the Merger; No Stockholder Approval; Plans for EnerNOC” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 — “Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on July 10, 2017 are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by EnerNOC to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of EnerNOC at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about EnerNOC in our public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in our public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, EnerNOC, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in our other public filings.

Confidentiality Agreement

On March 7, 2017, Enel and EnerNOC entered into a Confidentiality Agreement (as it may be amended from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Enel and EnerNOC agreed that, subject to certain exceptions, neither of the parties nor their representatives would disclose any of the other party’s Confidential Information (as defined in the Confidentiality Agreement) or make use of any of the other party’s Confidential Information except for the purpose of considering, evaluating and negotiating a potential strategic transaction between the parties. The Confidentiality Agreement includes a standstill provision for the benefit of EnerNOC that expires two years following the date of the Confidentiality Agreement. The Confidentiality Agreement permits private confidential approaches to our Board of Directors or management during the standstill period.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Tender and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, on June 21, 2017, (i) Messrs. Healy and Brewster, in their capacities as stockholders of EnerNOC, entered into tender and support agreements (the “Support Agreements”) with Parent and Purchaser. Under the Support Agreements, each of Messrs. Healy and Brewster agreed, among other things, to tender his Shares pursuant to the Offer and, if necessary, vote his Shares in favor of the adoption of the Merger Agreement. As of June 30, 2017, Messrs. Healy and Brewster (i) beneficially owned Shares subject to the Support Agreements in an aggregate of approximately 9% of the outstanding Shares and (ii) directly owned Shares subject to the Support Agreements in an aggregate of approximately 9% of the outstanding Shares (inclusive of the RSAs held by Messrs. Healy and Brewster.). The Support Agreements terminate in the event the Merger Agreement is terminated.

This summary and description of the Support Agreements is qualified in its entirety by reference to the Form of Tender and Support Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation

Pursuant to resolutions approved on June 21, 2017, after due and careful discussion and consideration, including a thorough review of the Offer with its outside legal and financial advisors, and being of the opinion that the Offer, the Merger and the other Transactions, and the execution of the Merger Agreement were advisable to, and in the best interest of, EnerNOC and its stockholders, our Board of Directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, EnerNOC and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by EnerNOC of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommended that our stockholders tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(b)	Background of Offer and Merger

The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among the management teams, and representatives of the management teams, of EnerNOC and Parent, under the guidance of each company’s board of directors, and involving outside advisors retained by each of the companies. From the beginning, we followed a careful process assisted by experienced outside financial and legal advisors to rigorously examine potential transaction partners in a broad and inclusive manner. The following is a summary of the background of the process, the negotiations relating to the Transactions, including the circumstances surrounding our decision to review strategic alternatives available to us.

Our Board of Directors and our senior management team regularly assess our performance against our operating plan and review strategic opportunities in order to evaluate our business, operations, financial condition and business outlook.

Consistent with this ongoing review, on September 20, 2016, our Board of Directors discussed our overall approach to reducing our net debt position in light of the continued volatility in our demand response business

(the “Demand Response Business”) and slower than expected market adoption of our subscription-based software business (the “Subscription-based Software Business”). Our Board of Directors discussed various potential options to improve our cash position, including the repurchase or restructure of our convertible debt, which matures in August 2019, the disposition of assets and corporate reorganizations.

On September 23, 2016, we publicly announced that our Board of Directors approved an approximate 15% reduction in our global workforce, primarily related to our Subscription-based Software Business, as part of a broader restructuring plan designed to materially reduce our operating expenses and refine the focus of our Subscription-based Software Business to concentrate on select industry segments and customers with higher potential.

On October 6 and 7, 2016, our management team engaged in a series of meetings to comprehensively review our plans for 2017, 2018 and 2019, as part of our annual strategic planning activity. During these meetings, our management team reviewed our near- and long-term business targets and opportunities in an effort to achieve maximum return for stockholders and reviewed our continued need to obtain investment capital to achieve these goals.

Following these meetings, in October and November of 2016, management met with our Board of Directors to discuss our business outlook, strategic goals and associated capital needs. In particular, our management discussed the need for significant additional capital investment to sustain the growth of our international demand response activity in over a dozen countries. Management also discussed with our Board of Directors the steps it was taking to cost-effectively pursue the most compelling opportunities for the Subscription-based Software Business as we strived to achieve near-term profitability in that emerging, but unprofitable business unit. During this period, Timothy Healy, our Chairman and Chief Executive Officer, William Sorenson, our Chief Financial Officer, and Sean Leaver, our Vice President of Corporate Development and Strategy, and other select members of our senior management team also met with several investment firms to better understand the current market for investment capital, as well as potential options for restructuring our convertible debt.

On November 30, 2016, our Board of Directors held a meeting with Mr. Sorenson and Michael Berdik, our General Counsel, to discuss the exploration of potential alternatives to our current structure, including the sale or separation of one or more of our business units, a sale of the entire Company, a restructuring of our convertible debt or other alternatives. During this meeting, representatives of Cooley LLP (“Cooley”), our outside legal counsel, advised our Board of Directors regarding its fiduciary duties under Delaware law in the context of an assessment of strategic alternatives. In addition, representatives from Morgan Stanley & Co. LLC (“Morgan Stanley”), Greentech Capital Advisors Securities LLC (“Greentech Capital”) and one other financial advisor made presentations to our Board of Directors proposing to be retained as a financial advisor in connection with the strategic review process under consideration by us or otherwise assist in discussions regarding potential options for restructuring our convertible debt.

During the strategic review process from December 1, 2016 to June 20, 2017, our senior management and representatives from Morgan Stanley, acting at the direction of our Board of Directors, had preliminary in-person and telephonic discussions with approximately 39 financial sponsors and 19 potential strategic acquirers, including Parent, with respect to the sale of the entire company. Of those parties, 10 financial sponsors and six potential strategic acquirers approached our management and/or representatives of Morgan Stanley on an unsolicited basis in connection with the strategic review process. We entered into non-disclosure agreements with respect to the strategic review process, including customary standstill covenants, with a total of 27 counterparties, including Enel, and held management presentations in connection with the strategic review process with 21 parties, including Parent.

On December 2, 2016, our Board of Directors held a telephonic meeting with Messrs. Sorenson and Berdik to discuss the potential strategic review process and the engagement of a financial advisor. During the call, our Board of Directors discussed their views of each financial advisor and selected Morgan Stanley as our financial advisor in the strategic review process due to Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in our industry, and its knowledge of our business and affairs. The Board of Directors authorized Mr. Healy to engage Morgan Stanley to serve as our financial advisor with respect to the strategic review process, subject to review and approval of the engagement letter by our Board of Directors.

On December 9, 2016, our Board of Directors held a telephonic meeting with Messrs. Sorenson and Berdik, and directed management to coordinate outreach to four financial sponsors and Party A, a potential strategic acquirer, about a possible strategic transaction. Following a discussion in which representatives of Morgan Stanley provided their perspectives on potentially interested acquirers, our Board of Directors selected those parties based upon our Board of Directors’ belief that those parties had the strongest potential to have an interest in engaging in a strategic transaction with us, due to such parties’ financial strength, experience in acquiring companies of the size and complexity of EnerNOC, perceived potential interest in EnerNOC, access to cash or debt and equity financing, industry focus and ability to move quickly in light of the Board of Directors’ concern over management distraction and the potential adverse effect on our business that could result from a protracted process. The Board of Directors also discussed and approved the terms of engagement with Morgan Stanley to serve as our financial advisor in connection with the strategic review process.

Between December 9, 2016 and January 5, 2017, our senior management, acting at the direction of our Board of Directors, contacted each of the parties selected by our Board of Directors at its December 9th meeting and had follow up preliminary discussions with such parties.

On December 19, 2016, our Board of Directors held a telephonic meeting with Messrs. Sorenson and Berdik, as well as Nathaniel Katz, our Vice President of Corporate Finance & Planning, who updated our Board of Directors on the preliminary discussions with certain financial sponsors and Party A.

On December 23, 2016, EnerNOC entered into an engagement letter with Morgan Stanley to serve as our financial advisor with respect to the potential sale of the entire Company.

Between January and March 2017, members of our management team continued discussions with three financial advisors regarding potential options for restructuring our convertible debt.

On January 6, 2017, our Board of Directors held a telephonic meeting with Messrs. Sorenson, Leaver and Berdik and representatives of Morgan Stanley. At this meeting, representatives of Morgan Stanley provided our Board of Directors with an overview of a potential timeline in connection with the strategic review process and Morgan Stanley’s perspectives regarding additional financial sponsors and potential strategic acquirers that might be interested in acquiring the Company. Following a discussion in which the representatives of Morgan Stanley provided their perspectives on potentially interested acquirers, our Board of Directors believed that the additional parties had strong potential to have an interest in engaging in a strategic transaction with us based on such parties’ financial strength, their experience in acquiring companies of the size and complexity of EnerNOC, their access to cash or debt and equity financing, their industry focus and ability to move quickly in light of the Board of Directors’ concern over management distraction and the potential adverse effect on our business that could result from a protracted process. Following discussion, our Board of Directors directed management to coordinate outreach to two additional financial sponsors and Party B, a potential strategic acquirer.

Between January 6 and February 9, 2017, our senior management, acting at the direction of our Board of Directors, contacted each of the parties selected by our Board of Directors at its January 6th meeting and had follow up preliminary discussions with the parties previously contacted in connection with the strategic review process.

On January 13, 2017, a telephonic meeting of our Board of Directors was held during which Messrs. Healy, Sorenson, Leaver and Berdik informed our Board of Directors that, following a number of preliminary discussions with financial sponsors and potential strategic acquirers, there was limited interest expressed to date regarding an acquisition of the entire Company. The Board of Directors next discussed the option of a potential sale of our Subscription-based Software Business and energy procurement solutions business (the “Procurement Business,” and together with the Subscription-based Software Business, the “Subscription-based Software and Procurement Businesses”) to a strategic acquirer, which would result in the Demand Response Business surviving as a standalone public company. Our Board of Directors further authorized Mr. Healy to engage Greentech Capital on a limited engagement to assist in the exploration of the potential divestiture of our Subscription-based Software and Procurement Businesses due to Greentech Capital’s expertise in sustainable infrastructure industries and its familiarity with our business. Our Board of Directors also requested that management assess our viability as a standalone public company solely comprised of the Demand Response Business.

On January 23, 2017, we entered into an engagement letter with Greentech Capital to serve as our financial advisor on a limited basis with respect to the potential divestiture of our Subscription-based Software and Procurement Businesses to a strategic acquirer.

Between January 23, 2017 and April 4, 2017, representatives of EnerNOC and/or Greentech Capital had discussions with seven potential strategic acquirers, including Party A, and four financial sponsors, including Party C and Party D, of our Subscription-based Software and Procurement Businesses, and entered into non-disclosure agreements, including customary standstill covenants, and conducted management presentations and diligence sessions with nine of these parties.

On January 30 and 31, 2017, our Board of Directors met with our senior management and representatives from Morgan Stanley and Greentech Capital for an update on the status of discussions with financial sponsors and potential strategic acquirers of the entire Company and of the Subscription-based Software and Procurement Businesses. Our Board of Directors directed management and Morgan Stanley to coordinate outreach to five additional financial sponsors regarding the sale of the entire Company. Following a discussion in which the representatives of Morgan Stanley provided their perspectives on potentially interested acquirers, our Board of Directors decided to expand the strategic review process to such parties based upon our Board of Directors’ belief that those parties could have an interest in engaging in a strategic transaction with us and whose financial strength, experience in acquiring companies of the size and complexity of EnerNOC, access to cash or debt and equity financing, and industry focus would enable them to complete the acquisition.

Between January 31, 2017 and February 9, 2017, our senior management and representatives of Morgan Stanley, acting at the direction of our Board of Directors, contacted each of the parties selected by our Board of Directors at the January 31st meeting and had preliminary discussions with each of the parties.

On February 3, 2017, our Board of Directors held a telephonic meeting with Messrs. Sorenson, Katz, Leaver and Berdik, and Micah Remley, our Senior Vice President & GM Software, during which our Board of Directors discussed the status of the strategic review process. Further, the participants reviewed and discussed certain projected statement of operations and cash balance projections prepared by our management relating to the standalone Demand Response Business under a potential scenario in which our Subscription-based Software and Procurement Businesses were divested, including the potential challenges associated with restructuring our convertible debt.

On February 10 and 11, 2017, our Board of Directors held telephonic meetings with Messrs. Sorenson, Remley, Leaver and Berdik, as well as representatives of Morgan Stanley. Morgan Stanley offered its perspective to our Board of Directors that based on the feedback of the parties approached to date, there continued to be limited interest expressed in the acquisition of the entire Company. Further, after discussing management’s analysis of maintaining EnerNOC as a standalone public company operating only the Demand Response Business, our Board of Directors concluded that such approach was not in the best interests of the Company’s stockholders due to the inherent challenges in (i) achieving the projected statement of operations and cash balance projections of the standalone public Demand Response Business and (ii) restructuring the Company’s convertible debt, including the potential significant dilutive effect on existing stockholders as a result of the likely lower conversion price and higher coupon rate as compared to our existing convertible debt. Accordingly, our Board of Directors authorized Morgan Stanley to contact additional financial sponsors and potential strategic acquirers in connection with the sale of the entire Company. Following a discussion in which the representatives of Morgan Stanley provided their perspectives on potentially interested acquirers, our Board of Directors decided to expand the strategic review process by 13 additional financial sponsors and eight additional potential strategic acquirers based upon our Board of Directors’ belief that those parties could have an interest in engaging in a strategic transaction with us and whose financial strength, experience in acquiring companies of the size and complexity of EnerNOC, access to cash or debt and equity financing, and industry focus would enable them to complete the acquisition. Our Board of Directors also determined that monetizing a portion of our existing assets was not in the best interests of stockholders and would be further considered only if the proposed strategic review process failed to produce a buyer for the entire Company.

Between February 10, 2017 and March 7, 2017, our senior management and representatives from Morgan Stanley, acting at the direction of our Board of Directors, contacted each of the parties selected by our Board of Directors at the February 10th meeting and had preliminary discussions with such parties.

On February 12, 2017, our Board of Directors held a telephonic meeting with Messrs. Sorenson and Berdik to discuss the status of the strategic review process, as well as additional proposed reorganizations to the Subscription-based Software Business to reduce its cash burn.

On February 16, 2017, a telephonic meeting was held between our Board of Directors and Messrs. Sorenson, Berdik and Leaver, during which our Board of Directors was updated on the recent discussions with financial sponsors and potential strategic acquirers of the entire Company and recent discussions regarding the potential divestiture of our Subscription-based Software and Procurement Businesses.

On February 27, 2017, our Board of Directors met with representatives from Morgan Stanley and Greentech Capital to discuss the status of our strategic review process.

Also on February 27, 2017, Party D informed management of their interest in exploring an acquisition of 100% of the equity interests of EnerNOC, and management directed representatives of Morgan Stanley to contact such party in connection with participating in the strategic review process.

On March 2, 2017, one potential strategic acquirer of our Subscription-based Software and Procurement Businesses informed management of their interest in exploring an acquisition of 100% of the equity interests of EnerNOC, and management directed representatives of Morgan Stanley to contact such party in connection with participating in the strategic review process.

Between March and early April 2017, as directed by our Board of Directors, representatives from Morgan Stanley provided process letters to 18 parties participating in the initial phase of the strategic review process with respect to the sale of the entire company.

On March 8 and 13, 2017, Messrs. Healy, Sorenson and Leaver provided our Board of Directors with updates of recent discussions with financial sponsors and potential strategic acquirers, including recent meetings with parties potentially interested in the purchase of our Subscription-based Software and Procurement Businesses. Messrs. Healy and Sorenson also provided our Board of Directors with an overview of the expected timeline for the completion of the initial phase of the strategic review process and the expected submission of initial indications of interest by April 4, 2017. Our Board of Directors directed management and Morgan Stanley to coordinate outreach to Party E, a financial sponsor, two additional financial sponsors and two additional potential strategic acquirers. Following a discussion in which the representatives of Morgan Stanley provided their perspectives on potentially interested acquirers, our Board of Directors decided to expand the process to such parties based upon our Board of Directors’ belief that those parties could have an interest in engaging in a strategic transaction with us and whose financial strength, experience in acquiring companies of the size and complexity of EnerNOC, access to cash or debt and equity financing, and industry focus would enable them to complete the acquisition.

Also on March 13, 2017, Party C informed management of their interest in exploring an acquisition of 100% of the equity interests of EnerNOC, and management directed representatives of Morgan Stanley to contact such party in connection with participating in the strategic review process.

On March 14, 2017, we publicly announced that our Board of Directors approved a plan to explore strategic alternatives, including the sale or separation of one or more of our business units, a sale of the Company or other alternatives.

On March 16, 2017, representatives of our senior management met with Parent and Enel representatives at our headquarters in Boston, Massachusetts for a presentation about our business and operations.

Also on March 16, 2017, an electronic data room containing diligence materials was made available to participants in the strategic review process.

On March 20, 2017, Mr. Healy held a telephonic meeting with a Senior Vice President of Party A and received a verbal non-binding offer from Party A to purchase our Subscription-based Software and Procurement Businesses.

Also on March 20, 2017, Mr. Healy had an in-person meeting with representatives of Party F, a financial sponsor, to discuss Party F’s interest in investing in a potential syndicate to participate in the strategic review process.

On March 27, 2017, our Board of Directors again met with Messrs. Sorenson, Remley, Leaver and Berdik, as well as representatives from Morgan Stanley, Greentech Capital and Cooley, to discuss the status of the strategic review process. Mr. Healy and Greentech Capital presented the offer from Party A to purchase our Subscription-based Software and Procurement Businesses. Based on guidance from Greentech Capital and further discussion regarding the offer price, technical challenges and costs in separating our business lines, the potential tax impact of an asset sale, and the potential challenges inherent with our operation as a standalone public company operating only the Demand Response Business, our Board of Directors determined to defer further discussions with Party A regarding a potential divestiture of the Subscription-based Software and Procurement Businesses and focus management’s efforts on the sale of the entire Company given the likelihood of near term indicative offers for the purchase of the entire Company.

On March 30, 2017, Mr. Healy received an email from Dominik Dolenec, a representative from a group of stockholders consisting of Periam Limited, a British Virgin Islands limited company, Gregory Share, Jeffrey M. Tuder, Taimur Hadi and Mr. Dolenec (together, the “Periam Group”), that had announced their intent to launch a proxy contest in order to appoint two new members on our Board of Directors. In that email, Mr. Dolenec expressed potential interest by the Periam Group in participating in the strategic review process.

On March 31, 2017, Mr. Healy responded to Mr. Dolenec by email and requested more specificity as to whether the Periam Group was interested in potentially purchasing the entire company or just certain of our business units.

Also on March 31, 2017, Mr. Dolenec responded to Mr. Healy by email indicating that the Periam Group had decided that it was not interested in being an independent bidder for the entire Company, but that they would be willing to potentially consider being part of a winning syndicate to acquire the entire Company. Mr. Healy forwarded the exchange to Arthur Coviello, our lead independent director, and Mr. Berdik.

From March 31, 2017 to April 11, 2017, Messrs. Healy, Coviello and Dolenec corresponded regarding the potential participation of the Periam Group in the strategic review process, including the standard non-disclosure agreement entered into by all parties participating in the initial phase of the strategic review process. In addition, Mr. Healy referred Mr. Dolenec to Morgan Stanley in order to facilitate further discussions regarding the Periam Group’s potential participation in the strategic review process. The Periam Group did not contact Morgan Stanley and did not execute the non-disclosure agreement or otherwise participate in the process.

On April 4, 2017, we received a non-binding indicative offer from Party C for the proposed acquisition of 100% of the equity interests of EnerNOC. We also received a non-binding indicative offer from Party E for a minority cash investment of $15-$30M contingent upon the formation of a larger syndicate. The indicative offer from Party E did not include a valuation for the Company.

On April 5, 2017, we received two indicative offers from Party G, a financial sponsor, which included one offer for the proposed acquisition of 100% of the equity interests of EnerNOC and another offer for only our Demand Response Business and Procurement Business.

Also on April 5, 2017, our Board of Directors met telephonically with Messrs. Sorenson, Leaver and Berdik. Messrs. Healy and Sorenson discussed the five indicative offers that we had already received, as well as the expected delivery of certain additional offers over the next week. The Board of Directors further discussed the proposed timeline for providing responses to the bidders and the confirmatory due diligence process.

On April 6, 2017, we received a non-binding indicative offer from Parent for the proposed acquisition of 100% of the equity interests of EnerNOC, subject to their internal approvals, further due diligence and mutual agreement on the form of transaction documents. We also received a non-binding indicative offer from Party H, a financial sponsor, for the proposed acquisition of our Demand Response Business.

On April 7, 2017, we received indicative offers from Party I, a potential strategic acquirer, and Party J, a financial sponsor, each for the proposed acquisition of 100% of the equity interests of EnerNOC. Due to the different forms of the bids, representatives of Morgan Stanley obtained clarification for our Board of Directors on each bid to enable a like-for-like comparison based on our fully diluted equity. The bids received for the purchase of the entire Company ranged from $6.25 to $7.69 per share, with Parent’s bid being made at an aggregate equity price of $235 million, or $7.23 per fully diluted share, and Party I’s bid being made at $7.69 per share.

Also on April 7, 2017, pursuant to the process conducted under the advisement of Greentech Capital and beginning on January 23, 2017, we also received an indicative offer from Party K, a potential strategic acquirer, to purchase the Subscription-based Software and Procurement Businesses on a cash-free, debt-free basis.

On April 13, 2017, our Board of Directors held an in-person meeting with our senior management, representatives of Morgan Stanley and Cooley, and discussed the indicative offers submitted by Parent, Party A, Party C, Party E, Party G, Party H, Party I, Party J and Party K. In this meeting, our Board of Directors determined that Party C and Parent should be brought into the next phase of the diligence process – confirmatory due diligence (“Phase II”). Further, our Board of Directors instructed Morgan Stanley to contact Party I and Party J, and instruct them to solidify their proposals in order to advance both of these parties to Phase II as well. The Board expressed concern over the credibility of Party I’s bid and ability to acquire the Company given Party I’s recent restructurings, dispute with bondholders, dispositions, management turnover and stockholder activists. The Board of Directors instructed Morgan Stanley to seek confirmation from Party I that it would participate in Phase II in good faith, given that Party I is a significant competitor of the Company. The Board of Directors instructed Morgan Stanley to inform Party J that its bid was not competitive with the bids of the other parties invited to participate in Phase II, and that in order to participate in Phase II, Party J would need to increase its bid. The Board of Directors determined that Party E would not participate in Phase II due to the lack of a syndicate to effectuate the transactions. The Board of Directors also determined that Party G and Party H would not participate in Phase II due to their indicative bids being significantly lower than the bids of Parent, Party C, Party I and Party J. Consistent with our Board of Directors’ discussion on March 27, 2017, our Board of Directors determined to defer further discussions with Party A and Party K regarding a potential divestiture of the Subscription-based Software and Procurement Businesses and focus management’s efforts on the sale of the entire Company. In addition, in order to allow for a more efficient and active review process and to ensure a strategic review process that is free from any potential conflicts of interest with our management directors, our Board of Directors established the Independent Committee (the “Committee”), consisting of Mr. Coviello, our lead independent director, James Baum, chair of our technology committee, and Gary Haroian, chair of our audit committee, all of whom are non-employee independent members of our Board of Directors, to (i) review the terms of any transaction proposals, including any indications of interest, proposals, term sheets, definitive agreement and other documents to be entered into by us or amended in connection therewith, (ii) make determinations regarding the parties solicited to make transaction proposals, if any, (iii) review, analyze, evaluate and monitor our proceedings and activities relating to a possible transaction, (iv) engage in a determination of whether the terms of any transaction proposals are advisable and in the best interest of our stockholders and (v) make recommendations to our Board of Directors concerning the approval of any transaction proposals (noting that our Board of Directors reserves the authority to approve any transaction proposal).

Also on April 13, 2017, following the meeting of and as directed by our Board of Directors, Morgan Stanley held telephonic meetings with representatives of each of Party I and Party J. As instructed by our Board of Directors, Morgan Stanley and Party I discussed the process timeline and access to competitively sensitive diligence information, and made relevant inquiries into Party I’s intentions to participate in Phase II as a bona fide bidder. As instructed by our Board of Directors, Morgan Stanley informed Party J that its bid was too low to participate in Phase II and that it would need to increase its bid in order to participate in Phase II. Party J indicated that it would need to confirm with its internal team whether it could increase its initial bid.

Commencing on April 13, 2017 through June 2017, we provided detailed due diligence support, including full data room access, to Parent and Enel and held numerous due diligence sessions to review the materials and answer follow-on questions. Also commencing on April 13, 2017, we provided detailed due diligence support to Party C, including full data room access, for the period of time during which Party C remained an active bidder in Phase II and our management team had an in-person due diligence session with Party C.

On April 14, 2017, the Committee met telephonically with Messrs. Healy, Sorenson and Berdik, as well as representatives from Morgan Stanley and Cooley. Morgan Stanley provided an update with respect to their discussions with Party I and Party J and discussed the timeline for additional due diligence. In addition, as directed by the Company, Morgan Stanley distributed an initial draft of the Merger Agreement to Parent.

On April 19, 2017, the Committee held a telephonic meeting with Messrs. Healy, Sorenson, Leaver and Berdik, as well as representatives from Morgan Stanley and Cooley, in which Morgan Stanley provided the Committee with an update regarding its April 13th telephonic conversations with Party I and Party J. The Committee discussed Party I’s initial bid, as well as Party I’s position as a significant competitor of the Company, recent restructurings, dispute with bondholders, dispositions, management turnover, stockholder activism and other factors that raised legitimate concerns regarding deal certainty related to Party I. Following discussion, the Committee determined that Party I could move forward into Phase II. The Committee also discussed receiving a revised indicative bid from Party J reflecting an increased price per share for the proposed acquisition of 100% of the equity interests of EnerNOC. Following discussion, the Committee determined that Party J could also move into Phase II. Morgan Stanley and the Committee discussed the four indicative offers received to date from bidders that proceeded into Phase II (i.e., Parent, Party C, Party I and Party J). The same day, Morgan Stanley, as instructed by the Committee, distributed an initial draft of the Merger Agreement to Party C, Party I and Party J.

Also on April 19, 2017, Parent attended a due diligence meeting at our offices in Boston, MA. Skadden, Arps, Slate, Meagher & Flom, LLP (“Skadden”), legal counsel to Parent, participated in the April 19th meeting by telephone. Parent, EnerNOC and each company’s respective representatives engaged in discussions over the course of April, May and June concerning various due diligence topics.

Commencing on April 19, 2017, we provided detailed due diligence support to Party I and Party J, including full data room access, for the period of time during which each party remained an active bidder in Phase II and our management team had in-person due diligence sessions with each of Party I and Party J.

On April 21, 2017, the Committee convened with Messrs. Healy, Sorenson and Berdik, as well as representatives from Morgan Stanley and Cooley, to discuss the timeline for Phase II and expected timing of final bids and comments to the draft Merger Agreement. The Committee also evaluated recent discussions with Party F regarding its potential interest in investing up to $100 million to finance a potential syndicate to participate in the strategic review process. The Committee authorized Morgan Stanley to continue to explore the viability of such a syndicate with Party F, but to maintain a primary focus on the four active bidders currently in Phase II.

Also on April 21, 2017, we provided an initial draft of the disclosure schedules to the draft Merger Agreement to the active bidders in Phase II.

On April 25 and 28, 2017 and May 3, 2017, Morgan Stanley provided the Committee with updates regarding its discussions with the bidders in Phase II, including an overview of the recent management meeting with Party C, due diligence sessions with Parent and Party I, and supplemental diligence requests of the bidders. Morgan Stanley also provided the Committee with its perspectives concerning Party J’s lack of progress, noting that Party J had not been as engaged as the other parties in Phase II and had performed limited due diligence to date.

On May 1, 2017, we provided a revised draft of the disclosure schedules to the draft Merger Agreement to the active bidders in Phase II.

On May 3, 2017, our Board of Directors held a telephonic meeting with Messrs. Sorenson and Berdik, as well as representatives from Morgan Stanley and Cooley. At this meeting, Mr. Coviello instructed Morgan Stanley to distribute to Parent, Party C, Party I, and Party J an updated process letter reflecting a revised deadline of May 12, 2017 for the submission of final bids and comments to the draft Merger Agreement.

On May 5, 2017, the Committee held a telephonic meeting with Messrs. Healy, Sorenson and Berdik, as well as representatives from Morgan Stanley and Cooley, during which the Committee concluded, that due to its consistent lack of engagement, Party J should no longer be considered a participant in the strategic review process and Party J’s access to the data room was terminated.

On May 9, 2017, we publicly announced that our Board of Directors had established the Committee to evaluate all strategic alternatives with the goal of maximizing value for our stockholders.

Also on May 9, 2017, the Committee held a meeting at which representatives of Morgan Stanley were present for a portion of the meeting. At this meeting, the Committee discussed the status of the strategic review process and, in particular, the completion of Phase II with respect to the three active bidders (i.e., Parent, Party C and Party I). The Committee also discussed its desire to receive final bids and comments on the draft Merger Agreement by May 12, 2017.

Also on May 9, 2017, we provided a revised draft of the disclosure schedules to the draft Merger Agreement to the active bidders in Phase II.

On May 12, 2017, Parent delivered a request to us to extend the deadline for a final bid, including additional due diligence requests, as well as initial comments on the draft of the Merger Agreement.

Also on May 12, 2017, Party I delivered to Morgan Stanley a Phase II bid, which removed their previous fixed price per share and introduced a per share purchase price range of $7.00 to $7.50 for the proposed acquisition of 100% of the equity interests of EnerNOC. The top end of such range was lower than the fixed price per share included in the initial indicative bid provided by Party I on April 7, 2017. In addition, the Phase II bid was contingent upon additional due diligence and approval from the board of directors of Party I, and included a request to extend the deadline for a final bid. Party I did not provide any comments on the draft of the Merger Agreement.

On May 13, 2017, the Committee held a meeting with Messrs. Healy, Sorenson and Berdik, as well as representatives from Cooley, in which the Committee discussed the responses received from Parent and Party I, including the proposed price per share from Parent and the removal of their previous fixed price per share and introduction of a per share purchase price range of $7.00 to $7.50 by Party I, the requests to extend the deadline for submission of final bids and supplemental due diligence requests from the respective bidders. Following lengthy discussion, the Committee decided to recommend to our Board of Directors to extend the deadline for submission of a final bid for Parent to June 16, 2017. In addition, the Committee decided to recommend to our Board of Directors not to continue active discussions with Party I due to Party I’s reduced purchase price following completion of Phase II, noting in particular the introduction of a purchase price range which, in accordance with the process letter distributed by Morgan Stanley, would be assessed at the lower end of the range. In addition, the Committee discussed continued concerns over the credibility of Party I’s bid given Party I’s business circumstances (including recent restructurings, dispute with bondholders, dispositions, management turnover and stockholder activists) and its primary focus on key competitive data in its latest diligence requests, which was concerning given Party I’s position as our significant competitor. The Committee discussed the introduction of a potentially interested syndicate into the strategic review process comprised of Party B, Party D and Party F and requested that Messrs. Healy and Baum investigate the opportunity.

On May 15, 2017, our Board of Directors held a telephonic meeting with Messrs. Sorenson and Berdik during which Mr. Coviello provided a review of the Committee’s May 13th meeting, including the responses received from Parent and Party I, Parent’s requests for extension and the Committee’s proposed path forward. Following discussion, our Board of Directors determined to extend the deadline for submission of a final bid for Parent to June 16, 2017 and not to continue active discussions with Party I.

On May 16, 2017, the Committee held a telephonic meeting with Messrs. Healy and Berdik, as well as representatives from Morgan Stanley and Cooley. At this meeting, Morgan Stanley updated the Committee on its recent discussions with Parent regarding completion of Phase II and logistics in connection with its upcoming in-person management meeting to be held at our Boston office on May 31, 2017. Morgan Stanley also indicated that, as instructed by our Board of Directors, it had informed Party I that they would no longer be participating in the strategic review process and informed the Committee that Party C, who after completing its due diligence, informed Morgan Stanley that it could no longer support its original bid and was therefore withdrawing from Phase II. Finally, Messrs. Healy and Baum provided the Committee with an update on conversations with Party D regarding a potential syndicate including Party F and Party B, indicating that Party D was not interested in engaging in the process at this time. The Committee instructed Morgan Stanley to contact Party B of the potential syndicate to evaluate the potential for Party B to participate independently in the strategic review process.

On May 17, 2017, Party B informed Morgan Stanley that it was not interested in participating independently or as part of a syndicate in our strategic review process.

On May 18, 2017, Mr. Healy received a telephone call from representatives of Party L, a financial sponsor, to discuss its interest in participating in the strategic transaction process.

On May 19, 2017, the Committee held a telephonic meeting with Messrs. Healy, Sorenson and Berdik, as well as representatives from Morgan Stanley and Cooley. At this meeting, Morgan Stanley informed the Committee that Party B had informed Morgan Stanley that it was not interested in participating independently or as part of a syndicate in the strategic review process. Mr. Berdik provided the Committee with a summary of Parent’s comments on the draft Merger Agreement and facilitated discussion on key provisions with a particular attention on termination fees, treatment of our outstanding convertible debt and the proposed offer conditions, including the minimum tender condition, a dissenters’ rights condition, a net working capital condition and requirement of certain consents. In addition, the meeting participants discussed our proposed responses on the Merger Agreement.

Also on May 19, 2017, we provided Parent with comments on the Merger Agreement.

On May 23, 2017, the Committee held a telephonic meeting with Messrs. Healy, Sorenson and Berdik, as well as representatives from Morgan Stanley and Cooley. At this meeting, Morgan Stanley provided the Committee with an overview of its preliminary valuation analysis of EnerNOC.

Also on May 23, 2017, Mr. Healy held an in-person meeting with representatives of Party L to discuss the proposed acquisition of 100% of the equity interests of EnerNOC.

On May 24, 2017, we provided a revised draft of the disclosure schedules to the draft Merger Agreement to Parent.

Also on May 24, 2017, we received a revised, unsolicited preliminary offer from Party A for the asset acquisition of the Procurement Business.

Also on May 25, 2017, the Committee held a telephonic meeting with Messrs. Healy, Sorenson, Remley, Leaver and Berdik, as well as representatives from Morgan Stanley and Cooley. At this meeting, Morgan Stanley provided the Committee with a review of its preliminary valuation analysis. The Committee asked Morgan Stanley to review its valuation analysis with the Board of Directors at an upcoming meeting of our Board of Directors. Greentech Capital also informed the Committee that it had received a revised preliminary offer from Party A for the asset acquisition of the Procurement Business. The Committee decided to recommend to the Board of Directors that we defer any response to Party A until the completion of the ongoing strategic review process.

On May 26, 2017, our Board of Directors held a telephonic meeting with Messrs. Sorenson and Berdik, as well as representatives of Cooley. Mr. Healy provided our Board of Directors with an overview of continuing discussions and due diligence with Parent, and our Board of Directors discussed the proposed agenda for an upcoming in-person management meeting with Parent on May 31, 2017. Mr. Healy also provided our Board of Directors with an update regarding discussions with Party L in connection with its participation in the strategic review process, including Party L’s execution of a non-disclosure agreement with us and access to the data room. Messrs. Healy and Coviello next provided our Board of Directors with an overview of the preliminary offer from Party A for the potential asset acquisition of the Procurement Business, and the Committee’s recommendation to defer responding to Party A until the completion of the broader strategic review process involving the potential acquisition of the entire Company. The Board of Directors discussed the offer from Party A, including the recommendation of the Committee, and consistent with our Board of Directors’ decision on February 10th and 11th, elected to defer responding immediately to Party A, deciding that monetizing a portion of our existing assets at this point in the strategic review process was not in the best interests of stockholders and would be conducted only if the proposed strategic review process failed to produce a buyer for the entire Company.

Also on May 26, 2017, Mr. Berdik and Cooley held a telephonic meeting with representatives of Skadden to discuss the revised Merger Agreement, with particular attention on the offer conditions and any required regulatory approvals, including approvals from the Federal Energy Regulatory Commission (“FERC”).

Also on May 26, 2017, Messrs. Healy and Katz, and Christian Weeks, our General Manager, Demand Response, held a telephonic meeting with a senior vice president of Party L to discuss the strategy and financial model related to the Demand Response Business.

On May 31, 2017, our management team had a meeting with representatives of Parent and Enel at our headquarters in Boston, Massachusetts to present an overview of our company and lines of business and discuss international market opportunities.

Between June 2, 2017 and June 16, 2017, members of our senior management provided representatives of Party L with a management presentation and further discussed the proposed acquisition of 100% of the equity interests of EnerNOC.

On June 2, 2017, Parent submitted an updated non-binding bid proposal, reaffirming its proposed bid at an aggregate equity price of $235 million, or $7.23 per fully diluted share, and outlining its progress with due diligence activities, and expected timing on distribution of a revised draft of the Merger Agreement.

Also on June 2, 2017, our Board of Directors held a telephonic meeting with Messrs. Sorenson, Berdik and Leaver, as well as representatives of Morgan Stanley and Cooley. Mr. Healy provided our Board of Directors with a review of the in-person management meetings with Parent and Party L. The Board of Directors next discussed and evaluated the non-binding proposal from Parent and discussed the strategy for moving the negotiations forward.

On June 5, 2017, EnerNOC received a revised draft of the Merger Agreement from Parent.

Also on June 5, 2016, our Board of Directors held a telephonic meeting with Messrs. Sorenson and Berdik, as well as representatives of Morgan Stanley and Cooley. Representatives of Cooley and Mr. Berdik provided a review of Parent’s material comments to the draft Merger Agreement, including a discussion on Parent’s proposed minimum condition threshold for the tender offer and the proposed net working capital offering condition.

On June 6, 2017, Cooley and Skadden held two telephonic meetings to discuss the revised Merger Agreement, during which they discussed all material issues including the minimum condition threshold for the tender offer, the proposed net working capital condition, required consents, pre-closing restrictive covenants and potential FERC approvals needed for two of our non-operational wholly-owned subsidiaries.

On June 7, 2017, Mr. Berdik and Cooley held a telephonic meeting with Parent and Skadden to discuss the revised Merger Agreement, including discussion in connection with the minimum condition threshold for the tender offer, the proposed net working capital offering condition, treatment of the convertible debt, pre-closing restrictive covenants and termination rights, as well as other open issues.

On June 8, 2017, Mr. Leaver and Michael Storch, Executive Vice President and Chief Company Development Officer at Enel, held a telephonic meeting to discuss key issues with the Merger Agreement, including the minimum condition threshold for the tender offer and the proposed net working capital offering condition.

On June 9, 2017, Messrs. Leaver and Storch held a telephonic meeting to discuss key open issues in the Merger Agreement.

On June 12, 2017, Mr. Berdik and representatives from Parent and Skadden held a telephonic meeting to discuss any necessary FERC approvals. Following such discussion, EnerNOC determined to submit a request to FERC to cancel the market-based rate authority that it has with respect to two of its non-operational wholly-owned subsidiaries.

Also on June 12, 2017, representatives of Parent, Skadden and Morgan Stanley participated on a telephonic call to discuss the minimum condition threshold.

Also on June 12, 2017, we received a revised draft of the Merger Agreement from Parent.

Also on June 12, 2017, Mr. Healy and Mr. Francesco Venturini, Head of Parent’s Global E-Solutions, had a telephonic call to discuss the strategic review process and associated timing.

On June 13, 2017, our Board of Directors held a telephonic meeting with Messrs. Sorenson, Berdik and Leaver, as well as representatives of Morgan Stanley and Cooley. Mr. Berdik and Cooley provided an update to our Board of Directors on material issues in the latest draft of the Merger Agreement received from Parent, including the minimum tender condition, pre-closing restrictive covenants, and materiality qualifiers in the “bring down” of the representations and warranties at the time of closing. In addition, the representatives of

Morgan Stanley provided their perspectives on potential strategies for increasing the offer price per share, as well as on the June 12, 2017 conversation between representatives of Parent, Skadden and Morgan Stanley in which the proposed minimum condition threshold was discussed. The Morgan Stanley representatives next provided our Board of Directors with an updated preliminary review of the valuation of EnerNOC and discussed the methodologies to be used to ascertain the fairness of the transaction from a financial point of view.

Also on June 13, 2017, Messrs. Leaver and Storch held a telephonic meeting to schedule an in-person meeting to discuss remaining open issues with the Merger Agreement.

On June 14, 2017, representatives of EnerNOC and Parent held telephonic meetings and met in person to discuss the proposed changes to the draft Merger Agreement, with particular attention to the minimum tender condition and pre-closing restrictive covenants. Following the meeting, we provided Parent with a revised draft of the Merger Agreement.

Between June 14, 2017 and June 20, 2017, representatives of EnerNOC and Parent exchanged drafts of the Merger Agreement.

On June 15, 2017, Messrs. Coviello and Healy directed Mr. Leaver to connect with Mr. Storch to discuss the structure of the binding offer, including price expectations, timing, share count and contingencies. Messrs. Leaver and Storch then held several telephonic meetings, following which Mr. Storch informed Mr. Leaver that Parent would increase its bid to $7.52 per share.

On June 16, 2017, Messrs. Coviello, Healy and Leaver discussed Mr. Leaver’s June 15th discussion with Mr. Storch and discussed strategies to increase the offer price.

Also on June 16, 2017, there were follow-up conversations between Messrs. Leaver and Storch regarding material terms in the Merger Agreement, including price per share, closing conditions and operating covenants. Following discussions, Parent increased its bid to $7.67 per share and the parties agreed to maintain the FERC approvals as a condition to close.

Also on June 16, 2017, Parent submitted a final non-binding bid proposal, outlining its increased bid of $7.67 per share, and its receipt of the requisite internal approvals necessary to proceed with the proposed transaction, subject to certain minor modifications to the Merger Agreement.

Also on June 16, 2017, the Committee held a telephonic meeting with Messrs. Healy, Sorenson, Berdik and Leaver, as well as representatives of Morgan Stanley and Cooley. The representatives of Morgan Stanley and Mr. Leaver provided an overview of recent discussions with Parent management regarding the per share purchase price. Mr. Berdik and Cooley provided an overview of the updated Merger Agreement. The Committee instructed Mr. Leaver to inform Parent that EnerNOC would proceed with Parent’s bid, subject to the parties’ ability to promptly finalize the terms of the Merger Agreement.

On June 19, 2017, Mr. Healy and Mr. Venturini held a telephonic meeting, and Mr. Healy informed Mr. Venturini that the Committee approved moving forward with Parent’s bid and proceeding with finalizing the Merger Agreement.

Also on June 19, 2017, Messrs. Leaver and Storch held a telephonic meeting, and Mr. Leaver informed Mr. Storch that the Committee approved moving forward with Parent’s bid, subject to the approval by our Board of Directors and provided the remaining open issues in the Merger Agreement could be quickly resolved.

Also on June 19, 2017, we provided a revised draft of the Merger Agreement and disclosure schedules to Parent. In addition, Skadden provided draft Support Agreements for Mr. Healy and David Brewster, director and our President, to EnerNOC and Cooley to be executed concurrently with the execution of the Merger Agreement.

Also on June 19, 2017, our Board of Directors held a telephonic meeting with Messrs. Sorenson, Berdik and Leaver, as well as representatives of Morgan Stanley and Cooley. The Morgan Stanley representatives provided our Board of Directors with an updated review of a preliminary valuation of EnerNOC. The Board of Directors and Morgan Stanley again discussed the methodologies to be used to ascertain the fairness of the transaction from a financial point of view. The Board of Directors next discussed the June 16, 2017 bid from Parent. The representatives of Morgan Stanley then departed the meeting, and our Board of Directors reviewed the disclosure provided by Morgan Stanley concerning its material relationships with Parent. The Board of Directors unanimously expressed satisfaction that Morgan Stanley’s relationships with Parent would not prevent Morgan Stanley from rendering objective advice and a financial opinion in connection with a sale of the Company to Parent.

On June 20, 2017, Mr. Leaver and Mr. Storch held several telephonic meetings to discuss operational covenants, breakup fees, expense reimbursements and disclosure schedules.

Between June 20 and June 21, 2017, EnerNOC and Parent held several telephonic meetings with representatives from Skadden and Cooley to finalize the terms of the Merger Agreement and to address Parent’s remaining comments in connection with the disclosure schedules.

On June 21, 2017, our Board of Directors held a telephonic meeting with Messrs. Sorenson, Berdik and Leaver, as well as representatives of Morgan Stanley and Cooley. Morgan Stanley reviewed and discussed its financial analyses with respect to EnerNOC and the proposed transaction with Parent. Thereafter, at the request of the Board of Directors, Morgan Stanley rendered its oral opinion to the Board of Directors (which was subsequently confirmed in writing by delivery of Morgan Stanley’s written opinion dated the same date) that as of June 21, 2017, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to the holders of Shares. Cooley summarized the terms of the final Merger Agreement and discussed the fiduciary duties of our Board of Directors in connection with the exploration of strategic alternatives and the transaction with Parent. Following Cooley’s presentation and further discussion, the Board of Directors, by unanimous vote, (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, were advisable to, and in the best interest of, EnerNOC and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by EnerNOC of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommended that our stockholders tender their Shares to Purchaser pursuant to the Offer.

Following the meeting of our Board of Directors, EnerNOC, Parent and Enel finalized the terms of and signed the Merger Agreement, and Messrs. Healy and Brewster signed the Support Agreement.

On June 22, 2017, EnerNOC and Enel issued press releases announcing the execution of the Merger Agreement.

(c)	Reasons for Recommendation

Our Board of Directors carefully considered the Offer, the Merger and the other Transactions, consulted with the Independent Committee and our management and legal and financial advisors, and took into account numerous factors, including, but not limited to, the factors listed below. The Board of Directors has unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, EnerNOC and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by EnerNOC of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommended that our stockholders tender their Shares to Purchaser pursuant to the Offer, for the following reasons.

Offer Price Considerations

Our Board of Directors considered certain factors concerning the adequacy of the Offer Price, including, among other things:

•	Cash Consideration. The Offer consists solely of cash, providing certainty, immediate value and liquidity to our stockholders.

•	Premium to Market Price. The Offer Price of $7.67 per Share, without interest, in cash, represents a 41% premium to the closing Share price of $5.45 on June 20, 2017, the last full trading day before the Transactions were approved by our Board of Directors, and a 38% premium over the average closing trading prices of $5.57 for the Shares for the 30 trading-day period ended on June 20, 2017.

•	More Favorable than Other Strategic Options. Our Board of Directors’ belief, after a thorough review of strategic alternatives and discussions with our management, financial advisors and legal counsel, that the sale of the Shares for the Offer Price is more favorable to the stockholders of EnerNOC than the potential value that might have resulted from other strategic options available to EnerNOC, including (i) remaining a standalone public company, (ii) divesting our Subscription-based Software and Procurement Businesses to a strategic acquirer, (iii) shutting down the Subscription-based Software Business, or (iv) effecting additional restructuring and cost control activities. In particular, our Board of Directors considered that operating the Company as a standalone public company solely comprised of the Demand Response Business would not be viable due, in part, to the continued volatility of the Demand Response Business and the need for significant additional capital investment in order to sustain its growth in over a dozen countries.

•	Arm’s Length Negotiations. Our Board of Directors’ belief that as a result of arm’s length negotiations with Parent and Purchaser, EnerNOC and its representatives negotiated the highest price per Share that Parent was willing to pay to acquire the Shares and that the terms of the Merger Agreement include the most favorable terms to EnerNOC, in the aggregate, to which Parent was willing to agree.

•	Risks with Software Business. Our Board of Directors also considered the risks inherent in our Subscription-based Software Business. Following a multi-year effort to transform our business to establish ourselves as a premiere energy Software-as-a-Service provider, on September 23, 2016, we publicly announced that our Board of Directors had approved an approximate 15% reduction in our global workforce as part of a broader restructuring plan designed to materially reduce our operating expenses primarily related to our Subscription-based Software Business and reduce the size of our software organization in order to more appropriately match the current market opportunity. The Board of Directors subsequently approved engaging Greentech Capital to explore divesting the Subscription-based Software and Procurement Businesses, but none of the strategic parties who expressed interest in entering into a transaction with EnerNOC to purchase the Subscription-based Software Business and/or the Procurement Business moved forward with an attractive actionable acquisition proposal. As a result, our Board of Directors also considered the option of shutting down the Subscription-based Software Business, which involved material one-time costs and potentially negative customer impact.

•

Risks Associated with Repaying or Refinancing our Convertible Notes. Our Board of Directors further considered the risks associated with the repayment or refinancing of the Convertible Notes, which have an outstanding aggregate principal amount of $126.8 million due in August 2019. Without taking additional measures to reduce our net debt position, including additional corporate restructuring to increase free cash flow or increase our cash position via the sale of assets, our current cash balances and our expected operating cash balances would not be expected to be sufficient to repay the Convertible Notes at or prior to their maturity. A significant financing transaction to raise the cash needed to repay the Convertible Notes, which would have been highly dilutive to our stockholders, or a refinancing of our Convertible Notes in any form, which could have contained onerous terms and would depend on the capital markets and our financial condition at such time, would have been required in order to prevent a default. Our Board of Directors had no assurance that such financing or refinancing of the Convertible Notes would be available on acceptable terms or at all. By contrast, the Offer and the Merger offer a high degree of certainty of closing, and after the closing of the Merger, Parent through the Purchaser, would be obligated to repay our existing indebtedness, including the Convertible Notes. Therefore, the risks to our stockholders associated with the repayment or potential refinancing of such Convertible Notes are eliminated.

•	Reasonable Process. Our Board of Directors’ belief that (a) EnerNOC had engaged in a fulsome process to obtain the best value reasonably available for the stockholders and created an opportunity for other potentially interested parties to negotiate a transaction with EnerNOC if such parties were interested in a strategic transaction and (b) the fact that the Offer Price was higher than the value of any alternative acquisition proposal that resulted from the process.

•	Morgan Stanley Financial Opinion. The oral opinion of Morgan Stanley delivered to our Board of Directors on June 21, 2017, which was confirmed by delivery of a written opinion dated June 21, 2017, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley in preparing the opinion, the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Shares (see below under “—Opinion of Financial Advisor”). The full text of the written opinion of Morgan Stanley, dated June 21, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, has been attached to this Schedule 14D-9 as Annex I.

Other Transactional Considerations

Our Board of Directors also considered a number of other factors, including, among other things:

•	Speed of Completion. The Offer is structured as a tender offer, which can be completed, and the Offer Price, in cash, without interest and less any applicable withholding taxes or other taxes, can be delivered promptly to our stockholders who tender their Shares for purchase pursuant to the Offer, reducing the period of uncertainty for stockholders and employees during the pendency of the Transactions, with a second step merger, in accordance with Section 251(h) of the DGCL, to be completed promptly after the Offer, Acceptance Time, as a result of which the Shares that are not purchased in the Offer (other than Shares held by the Company or by stockholders of the Company who have perfected their statutory rights of appraisal under Delaware law) will each be converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes or other taxes.

•	Extension of Offer. The fact that, under certain circumstances, the Purchaser must, at the election of EnerNOC, extend the Offer for one or more periods if any Offer Condition (as defined in the Merger Agreement) has not been satisfied or, to the extent permitted by the Merger Agreement, waived. Such extensions shall be extended until October 4, 2017 unless all Offer Conditions other than the Minimum Condition (as defined in the Offer to Purchase) have been satisfied, in which case Purchaser shall not be required to extend the Offer beyond 20 business days in the aggregate.

•	Likelihood of Consummation. The belief of our Board of Directors that the Offer would likely be consummated after taking into account the relatively limited nature of the Conditions of the Offer, including the absence of any financing condition, and the belief of our Board of Directors that the transaction is unlikely to be delayed by any regulatory review or failure to meet certain operating covenants as provided in the Merger Agreement.

•	Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including the following related factors:

•	the fact that Parent and Purchaser make representations and warranties in the Merger Agreement about the sufficiency of their financial resources to purchase the Shares pursuant to the Offer and to consummate the Merger;

•	the conclusion of our Board of Directors that the termination fee of approximately $8.75 million (inclusive of reimbursement of Parent expenses), representing approximately 3.5% of the equity value of the Transactions, and the circumstances when such termination fee may be payable by EnerNOC, are reasonable in light of the benefit of the Offer and the other Transactions;

•	the ability of our Board of Directors under the Merger Agreement to withdraw or modify its recommendation that our stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and our right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, subject to payment of a termination fee, and the related ability for any other party to approach the Company if such party is potentially interested in such a transaction, subject to the terms and conditions of the Merger Agreement; and

•	the availability of statutory appraisal rights to the Company’s stockholders who do not tender their shares in the Offer and who otherwise comply with all required procedures under the DGCL.

Other Considerations

Our Board of Directors also considered a variety of risks, uncertainties, restrictions and other potentially negative factors in determining whether to approve the Merger Agreement and the Transactions, including the following:

•	No Ongoing Equity Interest in EnerNOC. The fact that EnerNOC would no longer exist as an independent, publicly traded company, and our stockholders would no longer participate in any future earnings or growth of EnerNOC or benefit from the successful execution of our current strategy as a public company.

•	Effect of Announcement. The potential effects of the announcement and pendency of the Merger Agreement and the Offer on our operations, Share price, employees, customers and suppliers, our ability to retain and attract key personnel while the Transactions are pending, and the possibility of any suit, action or proceeding in respect of the Merger Agreement or the Transactions.

•	Interests of our Officers and Directors. The financial interests of our executive officers and directors and the fact that our executive officers and members of our Board of Directors may be deemed to have interests in the execution and delivery of the Merger Agreement and the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally.

•	Failure to Close. The fact that if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares may be adversely affected;

•	We will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	We may have lost employees, customers or other commercial partners after announcement of the Offer;

•	Our business may be subject to significant disruption; and

•	Our directors, officers and other employees will have expended considerable time and effort to consummate the Transactions.

•	Termination Fee. The $8.75 million termination fee or the $1.65 million in Parent expenses payable to Parent upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirers from publicly making a competing offer for EnerNOC that might be more advantageous to our stockholders, and the impact of the termination fee on our ability to engage in certain other transactions for 12 months from the date of the Merger Agreement is terminated in certain circumstances.

•	Tax Treatment. The fact that any gain realized by our stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

•	Restrictions on Business. The restrictions in the Merger Agreement on the conduct of our business prior to the consummation of the Merger, which may delay or prevent us from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

Our Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of our Board of Directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board of Directors in connection with its recommendation. In view of the wide variety of factors considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our Board of Directors considered the interests of our executive officers and directors as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

(d)	Certain Financial Projections

We do not, as a matter of course, publicly disclose projections or forecasts as to future performance, earnings or other results, other than our annual guidance, due to the inherent unpredictability of the underlying long-term assumptions, estimates and forecasts. In connection with our Board of Directors’ review of strategic alternatives, in December 2016, our management prepared and provided to our Board of Directors updated consolidated financial projections for the years 2017 through 2021 (the “management projections”). In February 2017, our management also provided to our Board of Directors consolidated projections for the years 2017 through 2021 that forecast more optimistic revenue and additional cost reductions from our management projections (the “upside projections”). The management projections and the upside projections (together, the “financial projections”) were reviewed by our Board of Directors and provided to parties who participated in our strategic review process. Further, our Board of Directors instructed our financial advisor, Morgan Stanley, to use the management projections, and not the upside projections, in connection with performing its financial analysis, as described under the heading “Opinion of Financial Advisor” below and in rendering its financial opinion to our Board of Directors. The Board of Directors instructed Morgan Stanley to use the management projections instead of the upside projections because the management projections represented a more realistic set of projections based on our expected financial performance, and because there were significant risks associated with the attainability of the upside projections.

The information set forth below is included solely to give EnerNOC stockholders access to relevant portions of such financial projections that were made available to our Board of Directors, potential parties and Morgan Stanley and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose.

The financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American

Institute of Certified Public Accountants for preparation and presentation of financial projections, or U.S. generally accepted accounting principles (“GAAP”). In addition, the financial projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants and do not comply with GAAP. The financial projections may differ from published analyst estimates and projections and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger.

The financial projections estimate revenue, Adjusted EBITDA (calculated as income (loss) from operations excluding depreciation, amortization and asset impairments, and stock-based compensation) and free cash flow (calculated as Adjusted EBITDA less capital expenditures and adjusted for changes in working capital). In addition, as part of the strategic review process the management projections (but not the upside projections) were expanded to include an estimate of unlevered free cash flow (calculated as free cash flow, less taxes and stock-based compensation expense). Adjusted EBITDA, free cash flow, and unlevered free cash flow are non-GAAP financial measures. The financial projections reflect numerous estimates and assumptions made by our management with respect to entry into new international demand response markets, general business, economic, competitive, regulatory, tax, and other market and financial conditions, continued cost reduction efforts and other future events, all of which are difficult to predict and many of which are beyond our control. The upside projections differ from the management projections by assuming higher revenue from the continuation of the Western Australia demand response program beyond 2017, higher gross margins from the same new international demand response programs reflected in the management projections, higher revenue from a faster ramp of the Demand Response Business’ battery storage initiative, higher revenue from the Procurement Business in Mexico, additional profits from incremental auctions in 2017 through 2021, and by assuming more significant cost reductions primarily through shifting certain operating expenses to other jurisdictions.

The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the financial projections should not be regarded as an indication that we or anyone who received the financial projections then considered, or now considers, the projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Management views the financial projections as being subject to inherent risks and uncertainties associated with such long-range projections.

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding EnerNOC in our public filings with the SEC. The financial projections were prepared under Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASC 606) that we adopted on January 1, 2017 using the modified retrospective method. Our reported results for 2017 reflect the application of ASC 606, while the reported results for 2016 were prepared under the previous revenue recognition guidance. The adoption of ASC 606 had no impact on projected free cash flow. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including any potential changes resulting from the Offer or the Merger. Further, the financial projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context.

Management Projections (Dollars in millions)

	2017E	2018E	2019E	2020E	2021E
Total Revenue	$334	$461	$452	$507	$707
Demand Response Revenue	273	396	362	379	528
Software Revenue	61	65	90	128	179

Operating Expenses	170	171	182	202	214
Income (Loss) from Operations	(54)	(21)	(38)	(20)	55

Total Adjusted EBITDA	(14)	16	(7)	9	83
Demand Response Adjusted EBITDA	25	51	20	18	57
Software Adjusted EBITDA	(19)	(16)	(8)	10	45
Corporate Adjusted EBITDA	(20)	(19)	(19)	(19)	(19)

Free Cash Flow	0	14	(13)	10	59
Unlevered Free Cash Flow	(12)	1	(23)	0	30

Upside Projections (Dollars in millions)

	2017E	2018E	2019E	2020E	2021E
Total Revenue	$345	$476	$469	$529	$738
Demand Response Revenue	284	410	377	397	552
Software Revenue	61	66	92	132	186

Operating Expenses	166	161	171	187	204
Income (Loss) from Operations	(41)	3	(12)	13	90

Total Adjusted EBITDA	(1)	40	19	42	118
Demand Response Adjusted EBITDA	37	69	39	40	74
Software Adjusted EBITDA	(19)	(12)	(3)	19	61
Corporate Adjusted EBITDA	(19)	(17)	(17)	(17)	(17)

Free Cash Flow	13	39	12	43	94

The financial projections include estimates of future adjusted EBITDA, free cash flow and unlevered free cash flow. A reconciliation of these amounts to the nearest projected GAAP results is presented below:

	Management Projections: Non-GAAP Reconciliation (Dollars in Millions)

	2017E	2018E	2019E	2020E	2021E
Projected Income (Loss) from Operations	($54)	($21)	($38)	($20)	$55
Reconciling Adjustments:
Depreciation, Amortization and Asset Impairments	29	24	21	19	18
Stock-Based Compensation	11	13	10	10	10

Total Adjusted EBITDA	($14)	$16	($7)	$9	$83
Capital Expenses	(11)	(11)	(11)	(13)	(12)
Change in Working Capital	25	9	5	14	(12)

Free Cash Flow	$0	$14	($13)	$10	$59
Stock-Based Compensation	(11)	(13)	(10)	(10)	(10)
Taxes[1]	0	0	0	0	(19)

Unlevered Free Cash Flow	($12)	$1	($23)	$0	$30

	Upside Projections: Non-GAAP Reconciliation (Dollars in Millions)

	2017E	2018E	2019E	2020E	2021E
Projected Income (Loss) from Operations	($41)	$3	($12)	$13	$90
Reconciling Adjustments:
Depreciation, Amortization and Asset Impairments	29	24	21	19	18
Stock-Based Compensation	11	13	10	10	10

Total Adjusted EBITDA	($1)	$40	$19	$42	$118
Capital Expenses	(11)	(11)	(11)	(13)	(12)
Change in Working Capital	25	10	4	14	(12)

Free Cash Flow	$13	$39	$12	$43	$94

(e)	Opinion of Morgan Stanley, as Financial Advisor to the Company

We retained Morgan Stanley to provide us with financial advisory services in connection with a review of strategic alternatives and our Board of Directors with a financial opinion in connection with the sale of the Company. We selected Morgan Stanley to act as our financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in our industry, and its knowledge of our business and affairs. In connection with the Offer and the Merger, at the meeting of our Board of Directors on June 21, 2017, Morgan Stanley rendered to our Board of Directors its oral opinion, subsequently confirmed in writing, that as of June 21, 2017, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to the holders of Shares.

The full text of the written opinion of Morgan Stanley, dated as of June 21, 2017, is attached hereto as Annex I and is incorporated by reference in this Schedule 14D-9 in its entirety. You are encouraged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. Morgan Stanley’s opinion was addressed to our

[1]	Tax rate assumed to be 35% applicable only in income generating periods.

Board of Directors, in its capacity as such, and addresses only the fairness from a financial point of view of the consideration to be received by the holders of Shares pursuant to the Merger Agreement as of the date of the opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the Offer and the Merger and does not constitute an opinion or a recommendation as to how the stockholders of the Company should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether the stockholders of the Company should tender Shares into the Offer.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by our management, including the financial projections (as provided above under the heading “Certain Financial Projections”);

•	discussed the past and current operations and financial condition and the prospects of the Company with our senior executives;

•	reviewed the reported prices and trading activity for the Common Stock;

•	compared the financial performance of the Company and its segments and the prices and trading activity of the Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

•	participated in certain discussions and negotiations among representatives of the Company and Parent and their legal advisors;

•	reviewed the Merger Agreement draft dated June 20, 2017 and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by us, and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of our management of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley also assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Parent and its legal, tax, and regulatory advisors with respect to legal, tax, and regulatory matters. For purposes of Morgan Stanley’s analysis, Morgan Stanley did not make any assessment of the status of any outstanding litigation involving the Company and expressed no opinion as to the likely outcome or impact on the Merger relating to any such litigation. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of our officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares in the transaction. Morgan Stanley did not make any independent valuation or appraisal of our assets or liabilities, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of June 21, 2017. Events occurring after June 21, 2017 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter to our Board of Directors dated June 21, 2017. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, to the extent that it is based on market data, the following quantitative information is based on market data as it existed on or before June 20, 2017, the last full trading day prior to the meeting of our Board of Directors to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the Transactions, including the Offer and the Merger.

Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

In performing the financial analyses summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain forecasts approved for its use by our Board of Directors (the “Management Case”), which were based on the management projections (as defined above under the heading “Certain Financial Projections”).

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis of the Company, which is an analysis designed to provide an implied value of a company by calculating the present value of the projected future cash flows and terminal value of such company. Morgan Stanley calculated a range of equity values per Share based on a discounted cash flow analysis to value the Company under the Management Case.

Morgan Stanley first calculated the Company’s projected unlevered free cash flows (calculated as the Company’s free cash flow based on the Company’s management projections (as such terms are defined above in “Certain Financial Projections”) less taxes and stock-based compensation expense). Morgan Stanley then calculated the present value of the Company’s projected unlevered free cash flows for the fiscal years 2017 through 2021, and based on the year-to-year growth rate present in the Management Case, calculated terminal values based on a range of perpetual growth rates from 2% to 3%, which range was selected in Morgan Stanley’s professional judgment and experience. The free cash flows and terminal values were discounted to present values as of June 30, 2017, at a range of discount rates from 10.8% to 12.8%, which range of discount rates was selected, in Morgan Stanley’s professional judgment and experience, to reflect the Company’s weighted average cost of capital.

Based on this analysis, and the number of outstanding Shares on a fully diluted basis (including, whether or not vested, outstanding options, restricted stock units, restricted stock awards and deferred purchase consideration shares) as of June 2, 2017, Morgan Stanley calculated the estimated implied present value per Share as of June 30, 2017 under the Management Case as follows:

Implied Value Per Share of Common Stock ($) (Rounded to the nearest $0.25 per Share)
Management Case	5.00 – 8.50

Sum-of-the-Parts Trading Multiples Analysis

Morgan Stanley performed a sum-of-the-parts trading multiples analysis, which is designed to imply a value of the Company based on the separate valuation of its two business segments: (1) the Demand Response Business, and (2) the Subscription-based Software and Procurement Businesses.

In performing this analysis, Morgan Stanley derived various multiples for the Demand Response Business based on comparable precedent companies and its professional judgment and experience. The companies selected by Morgan Stanley consisted of energy suppliers and energy service providers. With respect to each of the comparable companies, Morgan Stanley calculated aggregate value (calculated as market value plus the value of long term debt, short term debt, leases, preferred stock and minority interested, less cash) as a multiple of consensus estimated or Wall Street research analyst estimated (in each case as of June 20, 2017) EBITDA for calendar years 2017 and 2018, as indicated in the following table:

			AV/EBITDA
Company	Market Value ($MM)	Aggregate Value ($MM)	2017 x	2018 x
Energy Suppliers
NRG Energy, Inc.	5,360	25,595	9.4	8.9
Calpine Corporation	5,027	16,806	9.1	8.4
Dynegy Inc.	1,358	10,204	8.2	6.9
Spark Energy, Inc.	791	934	7.9	7.0
Crius Energy Trust	324	343	5.2	5.0
Energy Service Providers
Johnson Controls International plc	39,646	53,691	11.0	10.1
Schneider Electric S.E.	42,662	47,891	10.4	9.8
ICF International, Inc.	877	1,145	9.7	9.1
Ameresco, Inc.	310	652	10.8	9.7

Although none of the selected companies is directly comparable to the Demand Response Business, Morgan Stanley chose these companies because they had publicly traded equity securities and were deemed to be similar to the Demand Response Business in one or more respects, including the nature of their business, size, diversification, financial performance and geographic concentration. However, because of the inherent differences between the business, operations and prospects of the Demand Response Business and those of the selected companies, Morgan Stanley believes that it is inappropriate to, and therefore did not, rely solely on the numerical results of the sum of the parts analysis. Accordingly, Morgan Stanley also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Demand Response Business and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, revenue mix, profitability levels and degree of operational risk between the Demand Response Business and the selected companies, as well as the fact that certain of the selected companies were subject to takeover speculation. Morgan Stanley also made judgments as to the relative comparability of the various financial multiples, ratios and operating and trading statistics with respect to the selected companies. Based on this criteria, Morgan Stanley valued the Demand Response Business using a 5.0x to 8.0x multiple of the average of the Company’s estimated Demand Response Business Adjusted EBITDA for the fiscal years 2017, 2018 and 2019, as provided to Morgan Stanley by our management, which amounts are $25 million, $51 million and $20 million, respectively.

To obtain the value of the Company’s Subscription-based Software and Procurement Businesses, Morgan Stanley derived various multiples for a software division with the financial and growth characteristics (historical and projected) exhibited by the Subscription-based Software and Procurement Businesses based on its professional judgment and experience. Based on this criteria, Morgan Stanley valued the Subscription-based Software and Procurement Businesses using a 1.5x to 2.5x multiple of the Company’s estimated Subscription-based Software and Procurement Businesses revenue for the fiscal year 2018 of $65 million consistent with Morgan Stanley’s judgment as to valuation methodologies typically used for early stage software businesses.

To estimate the value of corporate costs that are not allocated to either the Demand Response Business or the Subscription-based Software and Procurement Businesses, Morgan Stanley also used a 5.0x to 8.0x multiple, in line with the multiple range ascribed to the Company’s Demand Response Business (which remains approximately 85% of revenue and all of Adjusted EBITDA for fiscal year 2018), applied to the corporate Adjusted EBITDA of negative $19 million for fiscal year 2018 (as provided to Morgan Stanley by our management). Given that management projections of the annual corporate Adjusted EBITDA for the fiscal years 2018 and onward were largely unchanged on an annual basis, Morgan Stanley used the fiscal year 2018 estimate.

Based on this analysis, and the outstanding Shares on a fully diluted basis (including, whether or not vested, outstanding options, restricted stock units, restricted stock awards and deferred purchase consideration shares) as of June 2, 2017, Morgan Stanley calculated the estimated equity value as of June 21, 2017 as follows, and the estimated implied present value per Share (rounded to the nearest $0.25 per Share) as of June 21, 2017 as $3.25 to $6.25.

Segment	Multiples (x)	Aggregate value range ($MM)
Demand Response	5.0 – 8.0	160 - 255
Software	1.5 – 2.5	95 -160
Corporate Costs	5.0 – 8.0	(95) - (155)
Total Aggregate Value		160 – 260
Net Debt		53
Equity Value		105 – 205

The sum-of-the-parts trading multiples analysis is not necessarily reflective of the prices that would actually be obtained if our businesses were sold separately, and does not address the feasibility of selling such businesses separately and certain factors and costs, such as tax inefficiencies, separation and transaction costs, and change-of-control restrictions, that would be implicated by a sale of the component segments of the Company and that were not considered in Morgan Stanley’s sum-of-the-parts trading multiples analysis.

Other Information

Morgan Stanley observed additional factors that were not considered as part of Morgan Stanley’s financial analysis with respect to its opinion, but which were noted as reference data or presented solely for illustrative purposes for our Board of Directors, including the following information described under the sections titled “Discounted Cash Flow Analysis with Illustrative NOL Value,” “Precedent Premiums Paid,” “Trading Range” and “Equity Research Analysts’ Future Price Targets.”

Discounted Cash Flow Analysis with Illustrative NOL Value

In connection with the discounted cash flow analysis Morgan Stanley performed described in the section titled “Discounted Cash Flow Analysis” above, Morgan Stanley also calculated an estimated illustrative net present value (the “Illustrative NOL Value”) for the Company’s gross federal net operating loss balance of approximately $112 million as of June 30, 2017 based on discussions with, and at the direction of, our management. Morgan Stanley used the same range of discount rates as those used in the discounted cash flow analysis, an estimated corporate tax rate of 35%, assumed no growth of pre-tax earnings from 2021 forward until the net operating loss balance is fully utilized, to obtain a range of estimated present values for the Company’s net operating loss balance of $40.8 million to $45.4 million.

Based on this calculation, and the number of outstanding Shares on a fully diluted basis (including, whether or not vested, outstanding options, restricted stock units, restricted stock awards and deferred purchase consideration shares) as of June 2, 2017, Morgan Stanley calculated the estimated implied present value per Share as of June 30, 2017 under the Management Case taking into account the Illustrative NOL Value as follows:

Implied Value Per Share of Common Stock ($) (Rounded to the nearest $0.25 per Share)
Management Case with Illustrative NOL Value	6.25 – 10.00

The Illustrative NOL Value was calculated on a standalone basis and does not reflect any impact on such value of a change of control. The estimates under the Management Case with Illustrative NOL Value are included for illustrative purposes only and do not necessarily indicate the implied value of the Company or the Common Stock.

Precedent Premiums Paid

Morgan Stanley performed a precedent premiums paid analysis, which is designed to imply a value of a company based on publicly available premiums of selected transactions. Morgan Stanley compared publicly available statistics for selected transactions occurring between January 1, 2012 and March 31, 2017, and involving all cash consideration and target companies that are public companies worldwide, but excluding terminated transactions, transactions involving companies owned by employee stock ownership plans, self-tenders, spin-offs, share repurchases, minority interest transactions, exchange offers, recapitalizations and restructurings.

For the transactions analyzed, Morgan Stanley noted the distributions of the implied premium to the acquired company’s 30-trading-day average closing share price prior to announcement (or the last 30-trading-day average closing share price prior to the share price being affected by acquisition rumors or similar merger-related news).

Based on its analysis of the relevant metrics and time frame for each of the transactions described above and upon the application of its professional judgment and experience, Morgan Stanley selected a representative range of implied premiums of the transactions described above that centered on a 37% average, and calculated the implied value per Share based on the 30-trading-day average closing price of the Shares as of March 13, 2017, which was the last trading day preceding EnerNOC’s public announcement that it was conducting a review of strategic alternatives (the “Unaffected Date”). The following table summarizes Morgan Stanley’s analysis:

	Representative Range	Implied Value Per Share of Common Stock($) (Rounded to the nearest $0.25 per Share)
Premium to 30-Day Average Closing Share Price as of the Unaffected Date	27% – 47%	7.25 – 8.25

No company or transaction utilized in the precedent transactions analysis is identical to the Company or to the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of the Company and Parent, such as the impact of competition on the business of the Company, Parent or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company, Parent or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. The fact that points in the range of implied value per Share derived from the valuation of precedent transactions were less than or greater than the consideration to be received by the holders of Shares is not necessarily dispositive in connection with Morgan Stanley’s analysis of such consideration, but one of many factors Morgan Stanley considered.

Trading Range

Morgan Stanley performed a trading range analysis with respect to the historical trading price of the Shares, reviewing the range of closing trading prices of the Shares for the 52 weeks prior to the Unaffected Date.

Period Ending March 13, 2017	Range of Trading Prices of Shares ($) (Rounded to the nearest $0.25 per Share)
Last 52 Weeks	4.75 – 8.00

The trading range analysis performed by Morgan Stanley is included for illustrative purposes only and does not necessarily reflect current or future market trading prices for the Shares.

Equity Research Analysts’ Future Price Targets

Morgan Stanley reviewed and analyzed public market trading price targets for the Shares prepared and published by equity research analysts prior to June 20, 2017. These targets reflected the analysts’ estimates of the future public market trading price of the Shares and did not take into account the general corporate overhead cost of approximately $20,000,000 incurred annually by the Company. The range of undiscounted analyst price targets (rounded to the nearest $0.25 per Share) for the Shares was $7.00 to $11.00 per Share as of June 20, 2017. Morgan Stanley discounted the range of analyst price targets per Share by one year at a rate of 11.8%, which discount rate was selected by Morgan Stanley, upon the application of its professional judgment and experience, to reflect the Company’s cost of equity. This analysis indicated an estimated implied range of equity values of $6.25 to $9.75 per Share.

The public market trading price targets published by equity research analysts do not necessarily reflect current or future market trading prices for the Shares, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

General

In connection with the review of the Offer and the Merger by our Board of Directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond our and Morgan Stanley’s control. These include, among other things, the impact of competition on our business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of Shares pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated June 21, 2017, to our Board of Directors. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade.

The consideration to be received by the holders of Shares pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Parent, and was approved by our Board of Directors. Morgan Stanley provided advice to our Board of Directors during these negotiations, but did not, however, recommend any specific consideration to the Company or our Board of Directors, nor did Morgan Stanley opine that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. Morgan Stanley expressed no opinion or recommendation as to whether the stockholders of the Company should tender their Shares into the Offer or how to vote at any shareholders’ meeting held in connection with the Merger, or whether to take any other actions in connection with the Offer and the Merger.

Morgan Stanley’s opinion and its presentation to our Board of Directors was one of many factors taken into consideration by our Board of Directors in deciding to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the Transactions, including the Offer and the Merger. Consequently, the analyses of Morgan Stanley as described above should not be viewed as determinative of the opinion of our Board of Directors with respect to the consideration to be received by the stockholders of the Company pursuant to the Merger Agreement or of whether our Board of Directors would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Parent, the Company, or any other company, or any currency or commodity, that may be involved in the Offer and the Merger, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Company and our Board of Directors with financial advice and assistance, and our Board of Directors with a financial opinion, described in this section and attached hereto as Annex I, in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley a fee of approximately $6.3 million for its services, all of which is contingent upon the closing of the Merger. The Company has also agreed to reimburse Morgan Stanley for certain of its expenses, including the reasonable fees of outside counsel and other professional advisors, incurred in connection with Morgan Stanley’s engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, its and their respective officers, directors, employees and agents, and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to, arising out of or in connection with Morgan Stanley’s engagement.

In the two years prior to the date of the opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services to Parent and have received approximately $7.0 million in aggregate fees in connection with such services. In addition, Morgan Stanley or an affiliate thereof is currently a lender to Parent under a pre-existing credit facility, and may receive customary commitment fees and interest income on the drawn amount under such credit facility. As of the date of the opinion, Morgan Stanley has been engaged with regard to two financial advisory assignments for Parent which are unrelated to the Merger and may receive customary fees if the transactions that are the subject matter of those assignments are completed, which fees would in the aggregate be materially less than the aggregate fees received by Morgan Stanley from Parent in the two years prior to the date of the opinion. Morgan Stanley may also seek to provide financial advisory and financing services to Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

(f)	Intent to Tender

As of June 30, 2017, our directors and executive officers, as a group, beneficially owned 3,314,580 Shares (including RSAs, but excluding shares of capital stock of EnerNOC issuable upon the exercise of Company Options or the settlement of RSUs, unless such Company Options or RSUs are exercisable or issuable within 60 days of June 30, 2017), representing approximately 10% of the then outstanding Shares. To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record by such persons immediately prior to the expiration of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated December 23, 2016 (the “Morgan Stanley engagement letter”), EnerNOC engaged Morgan Stanley to act as its financial advisor in connection with the proposed Offer and the Merger and, in connection with such engagement, to deliver to our Board of Directors its opinion as to the fairness from a financial point of view of the consideration to be paid to the holders of Shares pursuant to the Merger Agreement, as discussed above in Item 4. Pursuant to the terms of the Morgan Stanley engagement letter, EnerNOC has agreed to pay Morgan Stanley, subject to the successful consummation of the Offer and the Merger, a transaction fee that is estimated, based on the information available as of the date of announcement of the Transactions, at approximately $6.3 million. In addition, EnerNOC has agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other outside professional advisors. Any aggregate expenses over $50,000 require our written approval, which shall not be unreasonably withheld. EnerNOC has also agreed to indemnify Morgan Stanley and related persons from and against certain liabilities relating to or arising out of activities performed or services furnished pursuant to Morgan Stanley’s engagement with EnerNOC under the Morgan Stanley engagement letter, and any transaction or Morgan Stanley’s role in connection therewith.

Pursuant to a letter agreement dated January 23, 2017 (the “Greentech Capital engagement letter”), EnerNOC also engaged Greentech Capital to serve as its financial advisor on a limited basis with respect to the potential divestiture of our Subscription-based Software and Procurement Businesses to a strategic acquirer. Pursuant to the terms of the Greentech Capital engagement letter, EnerNOC has agreed to pay Greentech Capital, subject to the successful consummation of the Offer and the Merger, a transaction fee of $750,000. In addition, EnerNOC has agreed to reimburse Greentech Capital for reasonable expenses incurred in connection with its advisory services, up to a maximum of $50,000. EnerNOC has also agreed to indemnify Greentech Capital and related persons from and against certain liabilities relating to or resulting from services furnished pursuant to Greentech Capital’s engagement with EnerNOC under the Greentech Capital engagement letter.

Neither EnerNOC nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of EnerNOC on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except as set forth below. In light of the Transactions, each of the June 27, 2017 grants to the independent directors represents 50% of the full annual award that otherwise would have been granted pursuant to the Director Compensation Policy and EnerNOC’s 2014 Long Term Incentive Plan (the “2014 Plan”).

•	the disposition by David Brewster of 1,794 Shares on June 1, 2017 to satisfy Mr. Brewster’s tax withholding obligation in connection with the vesting of certain equity awards;

•	the disposition by Timothy Healy of 3,676 Shares on June 1, 2017 to satisfy Mr. Healy’s tax withholding obligation in connection with the vesting of certain equity awards;

•	the grant to Arthur Coviello of 11,250 RSUs on June 27, 2017, pursuant to the Director Compensation Policy and the 2014 Plan;

•	the grant to Kirk Arnold of 11,250 RSUs on June 27, 2017 pursuant to the Director Compensation Policy and the 2014 Plan;

•	the grant to James Baum of 11,250 RSUs on June 27, 2017 pursuant to the Director Compensation Policy and the 2014 Plan;

•	the grant to Gary Haroian of 11,250 RSUs on June 27, 2017 pursuant to the Director Compensation Policy and the 2014 Plan;

•	the grant to TJ Glauthier of 11,250 RSUs on June 27, 2017 pursuant to the Director Compensation Policy and the 2014 Plan;

•	the donation by Timothy Healy of 1,635 Shares on June 30, 2017 to a non-profit entity;

•	the disposition by Micah Remley of 4,067 Shares on July 1, 2017 to satisfy Mr. Remley’s tax withholding obligation in connection with the vesting of certain equity awards;

•	the disposition by David Brewster of 2,811 Shares on July 1, 2017 to satisfy Mr. Brewster’s tax withholding obligation in connection with the vesting of certain equity awards; and

•	the disposition by Timothy Healy of 5,067 Shares on July 1, 2017 to satisfy Mr. Healy’s tax withholding obligation in connection with the vesting of certain equity awards.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by EnerNOC, any subsidiary of EnerNOC or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving EnerNOC or any subsidiary of EnerNOC, (ii) any purchase, sale or transfer of a material amount of assets of EnerNOC or any subsidiary of EnerNOC, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of EnerNOC.

(c) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event EnerNOC receives an unsolicited acquisition proposal. The information set forth in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase under the heading “No Solicitation” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between EnerNOC and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation.”

Conditions to the Offer

The information set forth in Section 14 – “Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On June 21, 2017, our Board of Directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, EnerNOC and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by EnerNOC of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) recommended that our stockholders tender their Shares to Purchaser pursuant to the Offer.

If Purchaser acquires, pursuant to the Offer, Shares that represent at least one more Share than 50% of the total number of Shares outstanding at the time of the consummation of the Offer, including for the purposes of this calculation, without duplication, the aggregate number of Shares issuable to holders of Company Options from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options) to the extent that the foregoing Company Options are outstanding immediately prior to the Offer Acceptance Time regardless of whether vested or otherwise exercisable at or immediately prior to the Offer Acceptance Time, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of EnerNOC who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that EnerNOC will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the consummation of the Offer, which is the first date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, deliver to EnerNOC at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform EnerNOC of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to EnerNOC, Inc., Attention: Michael Berdik, One Marina Park Drive, Boston, MA 02210. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. EnerNOC is under no obligation to and has no present intention to file a petition and holders should not assume that EnerNOC will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings.

The Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just. From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares payable to stockholders of record thereafter.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Offer or the Merger.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until required information and documentary material has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. EnerNOC also must file a Premerger Notification and Report Form. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, on the next business day. A Premerger Notification and Report Form under the HSR Act was filed by each of Parent and EnerNOC with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on July 6, 2017. Accordingly, the required waiting period with respect to the Offer will expire at 11:59 P.M., New York City time, on July 21, 2017, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. With the written consent of EnerNOC, Parent may elect to withdraw and refile the Premerger Notification and Report Form, which would result in the initiation of a new 15 calendar day waiting period. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the 10th calendar day following the date of Parent’s substantial compliance with that request. The FTC or the Antitrust Division may terminate the applicable waiting period at any time before its expiration.

Parent and EnerNOC and certain of their subsidiaries conduct business in several countries outside of the United States. Parent determined that no foreign antitrust filings would be required in connection with the Merger.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; and that, prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2016 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by EnerNOC with the SEC by contacting Investor Relations at One Marina Park Drive, Boston, MA 02210, Phone: (617) 224-9900 or by email through EnerNOC’s investor relations page at http://investor.enernoc.com/. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 10, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Enel Green Power North America, Inc. and Pine Merger Sub, Inc., filed with the Securities and Exchange Commission (the “SEC”) on July 10, 2017 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in The New York Times on July 10, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Press Release issued by EnerNOC, Inc., dated June 22, 2017 (incorporated by reference to EnerNOC, Inc.’s Schedule 14D-9C filed with the SEC on June 23, 2017).

(a)(5)(B)	Press Release issued by Enel Green Power North America, Inc. (incorporated by reference to Enel Green Power North America, Inc.’s Schedule TO-C filed with the SEC on June 22, 2017)

(a)(5)(C)	Email to EnerNOC employees, first sent on June 22, 2017 (incorporated by reference to EnerNOC, Inc.’s Schedule 14D-9C filed with the SEC on June 23, 2017).

(a)(5)(D)	Form of email to EnerNOC customers, first sent on June 22, 2017 (incorporated by reference to EnerNOC, Inc. Schedule 14D-9C filed with the SEC on June 23, 2017).

(a)(5)(E)	Notice to Wells Fargo Bank, National Association, as trustee for EnerNOC’s 2.25% Convertible Senior Notes due 2019, sent on June 23, 2017 (incorporated by reference to EnerNOC, Inc. Schedule 14D-9C filed with the SEC on June 23, 2017).

(a)(5)(F)	Opinion of Morgan Stanley & Co. LLC, dated June 21, 2017 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated June 21, 2017, among EnerNOC, Inc., Enel Green Power North America, Inc., Pine Merger Sub, Inc. and Enel S.p.A. (incorporated by reference to Exhibit 2.1 to EnerNOC Inc.’s Current Report on Form 8-K (No. 001-33471) filed with the SEC on June 23, 2017).

(e)(2)	Confidentiality Agreement, by and between EnerNOC, Inc. and Enel S.p.A., dated March 7, 2017 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Form of Tender and Support Agreement, dated June 21, 2017, by and among Parent, Purchaser and each of the shareholders named therein (incorporated by reference to Exhibit 2.2 to EnerNOC, Inc.’s Current Report on Form 8-K (No. 001-33471) filed on June 23, 2017).

(e)(4)	Form of Indemnification Agreement between EnerNOC, Inc. and each of its officers and directors (incorporated by reference to Exhibit 10.21 to EnerNOC, Inc.’s Registration Statement on Form S-1/A (No. 333-140632) filed with the SEC on May 3, 2007).

(e)(5)	Amended and Restated 2007 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.11 to EnerNOC, Inc.’s Annual Report on Form 10-K (No. 001-33471) for the year ended December 31, 2013).

Exhibit No.	Description

(e)(6)	EnerNOC, Inc. 2014 Long Term Incentive Plan and Australian Sub-Plan, and forms of agreement thereunder (incorporated by reference to Exhibit 10.22 to EnerNOC, Inc.’s Annual Report on Form 10-K (No. 001-33471) for the year ended December 31, 2015).

(e)(7)	World Energy Solutions, Inc. 2006 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to EnerNOC, Inc.’s Registration Statement on Form S-8 (No. 333-202479) filed with the SEC on March 3, 2015).

(e)(8)	2016 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to EnerNOC, Inc.’s Current Report on Form 8-K (No. 001-33471) filed with the SEC on June 2, 2016).

(e)(9)	Fourth Amended and Restated Non-Employee Director Compensation Policy, as amended, (incorporated by reference to Exhibit 10.14 to EnerNOC, Inc.’s Annual Report on Form 10-K (No. 001-33471) for the year ended December 31, 2013).

(e)(10)	Second Amended and Restated Employment Agreement, dated as of March 1, 2010, by and between Timothy G. Healy and EnerNOC, Inc., as amended by the First Amendment to the Second Amended and Restated Employment Agreement, dated as of March 1, 2012, (incorporated by reference to Exhibit 10.4 to EnerNOC, Inc.’s Annual Report on Form 10-K (No. 001-33471) for the year ended December 31, 2011).

(e)(11)	Second Amended and Restated Employment Agreement, dated as of March 1, 2010, by and between David B. Brewster and EnerNOC, Inc., (incorporated by reference to Exhibit 10.4 to EnerNOC, Inc.’s Annual Report on Form 10-K (No. 001-33471) for the year ended December 31, 2009).

(e)(12)	Offer Letter, dated as of June 22, 2016, between EnerNOC, Inc. and William Sorenson, (incorporated by reference to Exhibit 10.1 to EnerNOC Inc.’s Current Report on Form 8-K (No. 001-33471) filed with the SEC on June 23, 2016).

(e)(13)	Form of Severance Agreement, by and between EnerNOC, Inc. and William Sorenson, (incorporated by reference to Exhibit 10.2 to EnerNOC, Inc.’s Current Report on Form 8-K (No. 001-33471) filed with the SEC on June 23, 2016).

(e)(14)	Offer Letter, dated as of November 2, 2011, between EnerNOC, Inc. and Micah Remley (incorporated by reference to Exhibit 10.21 to EnerNOC, Inc.’s Annual Report, as amended, (No. 001-33471) for the year ended December 31, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EnerNOC, INC.

By:	/s/ William Sorenson
Name:	William Sorenson
Title:	Chief Financial Officer

Dated: July 10, 2017

Annex I—Opinion, dated June 21, 2017, of Morgan Stanley to the Board of Directors of EnerNOC, Inc.

Annex II—Section 262 of the Delaware General Corporation Law

ANNEX I

Morgan Stanley

June 21, 2017

Board of Directors EnerNOC, Inc.

One Marina Park Drive Suite 400

Boston, Massachusetts 02210

Members of the Board:

We understand that EnerNOC, Inc. (“EnerNOC” or the “Company”), ENEL Green Power North America, Inc., (the “Buyer”) and Pine Merger Sub, Inc., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 20, 2017 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) for $7.67 per share in cash, and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock, other than shares held in treasury or held by the Company or any wholly owned subsidiary of the Company or held by the Buyer, Acquisition Sub or any other direct or indirect wholly owned subsidiary of the Buyer, or shares as to which dissenters’ rights have been perfected, will be converted into the right to receive $7.67 per share in cash (the “Consideration”). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and its segments and the prices and trading activity of the Company Common Stock with that of certain other publicly -traded companies comparable with the Company and their securities;

7)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their legal advisors;

8)	Reviewed the Merger Agreement substantially in the form of the draft dated June 20, 2017 and certain related documents; and

9)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and its legal, tax, and regulatory advisors with respect to legal, tax, and regulatory matters. For purposes of our analysis we have not made any assessment of the status of any outstanding litigation involving the Company and we express no opinion as to the likely outcome or impact on the Merger relating to any such litigation. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should tender their shares into the Tender Offer or how to vote at any shareholders’ meeting held in connection with the Merger, or whether to take any other actions in connection with the Tender Offer and the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Jeff Hoffmeister
Jeff Hoffmeister
Managing Director

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless

(1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.